


06019149

ichael J. Killeen
ior Vice-President, General Counsel
Corporate Secretary
ueen Street East, Twentieth Floor
nto, Ontario M5C 3G7
16-681-6507
F: 416-365-0501
E: mkilleen@ci.com

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SEC MAIL
RECEIVED
PROCESSING
DEC 11 2006
WASH. D.C.
213
SECTION

SUPPL

December 4, 2006

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

**Re: CI ~~Financial Income Fund~~ Fund Management Inc., as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

We also enclose the Quarterly Report of the Company for the period ended September 30, 2006.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\ci\mjk\letters\sec-ltr.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports record asset levels in October

TORONTO (November 1, 2006) – CI Financial Income Fund ("CI") today reported that as of October 31, 2006, assets under management were $60.1 billion and fee-earning assets were $78.0 billion – both record levels for CI.

"Our assets under management grew by about $2 billion or more than 3% in October thanks to strong fund performance and positive sales," said Stephen A. MacPhail, President and Chief Operating Officer. "This also represents the first time that CI's assets under management have exceeded $60 billion."

During the month, CI Investments Inc. had gross sales of $725 million and net sales of $96 million, consisting of net sales of $94 million in long-term funds and $2 million in money market funds.

"CI Investments has been posting consistently good gross sales, and October's net sales represent a significant improvement over last month," Mr. MacPhail said.

Also in October, CI Investments announced that it had appointed Daniel Bubis, President and Chief Investment Officer of Tetrem Capital Partners Ltd., to be lead portfolio manager of CI Canadian Investment Fund, CI's largest mutual fund.

"Over the last three weeks, Daniel Bubis has spoken to hundreds of advisors in meetings across Canada and the feedback has been excellent," Mr. MacPhail said. "Advisors have told us they are very impressed with his proven 13-year track record of top returns and well-defined approach to value investing. We are pleased that so many advisors have endorsed his appointment."

Meanwhile, Morningstar Canada announced in October that CI Investments continued to lead the industry for five-star funds, with 55 mutual and segregated funds having the top rating at September 30, 2006. CI's five-star total increased from 42 in the previous month partly because Morningstar introduced new categories to compare and rank funds.

In October, United Financial Corporation posted gross sales of $77 million and net redemptions of $52 million. United's recent results reflect the movement of certain institutional-type accounts.

Overall, CI had total gross sales of $802 million and net sales of $44 million in October.

CI's assets under management at October 31, 2006, consisted of investment fund assets at CI Investments and United Financial of $59.1 billion and structured products/closed-end funds of $1.0 billion. CI's administered/other assets of $17.8 billion included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI, and $16.2 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and IQON Financial Management Inc. (net of assets under management at United Financial), which generate fees for those companies.

In another significant development, on October 31, 2006, the federal Minister of Finance announced plans to make major changes to the taxation of income trusts. The changes are designed to reduce the attractiveness of income trusts by eliminating their advantages over a corporate structure. A portion of CI's sales and assets represent investments by CI's clients in funds that include income trusts.

"We are clearly very disappointed by the federal government's total disregard for the value of the savings of millions of our clients and other Canadians," Mr. MacPhail said. "We would have expected the government to provide existing income trusts with a significantly longer adjustment period, given that our clients invested their

hard-earned savings on the basis of the Conservatives' stated commitment to leave the income trust sector alone. We are currently assessing the impact these proposed tax changes will have on CI's income-oriented funds."

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI FINANCIAL INCOME FUND
OCTOBER 31, 2006
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$645	$551	$94
CI money market	80	78	2
TOTAL CI Investments	$725	$629	$96
TOTAL United Financial	$77	$129	-$52
TOTAL CI	$802	$758	$44

FEE-EARNING ASSETS	September 30/06 (millions)	October 31/06 (millions)	% Change
CI mutual/segregated funds	$47,876	$49,540	3.5%
United Financial funds	9,360	9,555	2.1%
	$57,236	$59,095	3.2%
Structured products/closed-end funds	1,025	1,038	1.3%
TOTAL Assets Under Management	$58,261	$60,133	3.2%
CI administered/other assets	1,623	1,631	0.5%
Assante/IQON assets under administration (net of United funds)	16,200	16,200	0.0%
TOTAL FEE-EARNING ASSETS	$76,084	77,964	2.5%

AVERAGE ASSETS UNDER MANAGEMENT	September 30/06 (millions)	October 31/06 (millions)	% Change
Monthly	$58,051	$59,135	1.9%
Quarter-to-date	$57,287	$59,135	3.2%
Fiscal year-to-date	$57,287	$57,661	0.7%

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2006 (May) (millions)	Fiscal 2006 (Dec.) (millions)	% Change
Fiscal year average assets	$54,083	$57,661	6.6%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,012,228	Bank debt	$463
Trust units	137,882,559	Cash & marketable securities	(39)
Total outstanding units	283,894,787	Net debt outstanding	$424
Yield at $30.05	6.7%	Net debt to annualized EBITDA (most recent quarter)	0.64:1
In-the-money options	5,384,900	In-the-money equity comp. liability (net of tax)	$49
Percentage of all options	100%	Terminal redemption value of funds	$787
All options % of units	1.9%	Quarter-to-date equity-based compensation*	$4

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($29.77) to October 31, 2006 ($30.05).



News Release

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

82-4994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

TSX Symbol: CIX.UN

CI Financial allows earlier conversion of Exchangeable LP Units into Trust Units

TORONTO (November 1, 2006) – CI Financial Income Fund ("CI") today announced that the exchange of limited partner units (the "Exchangeable LP Units") of Canadian International LP ("CI Public Partnership") into trust units of CI will be permitted on or after November 2, 2006, instead of January 1, 2007 as originally contemplated.

In light of yesterday's announcement by the Canadian government proposing the taxation of income trusts, the board of directors of CI Financial General Partner Corp. (a wholly-owned subsidiary of CI and the general partner of CI Public Partnership) has exercised its right of consent to permit exchanges of Exchangeable LP Units on or after November 2, 2006. The board is of the view that providing liquidity for the Exchangeable LP Units is of paramount importance given the proposed changes to the taxation of income trusts.

CI expresses no view as to whether any investor should or should not convert into trust units. Investors should be aware that an exchange into trust units could result in a capital gain to the investor. Holders of Exchangeable LP Units must consult their tax and investment advisors to determine the significance of this change for their individual circumstances.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

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For further information contact:
Douglas J. Jamieson
Chief Financial Officer
(416) 364-1145

82-4994


CI Financial
SEC MAIL
RECEIVED
PROCESSING
DEC 1 1 2006
WASH. D.C.
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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial to hold webcast on quarterly results

TORONTO (November 3, 2006) – CI Financial Income Fund ("CI") today announced that it will hold a conference call and webcast on November 9, 2006, at 4 p.m. EST to discuss its financial results for the period ending September 30, 2006. William T. Holland, Chief Executive Officer, and Stephen A. MacPhail, President and Chief Operating Officer, will host the call.

The webcast, which will include a slide presentation, will be available at www.ci.com/quarterly. Alternatively, investors may listen to the discussion by calling (416) 644-3430 or 1-866-249-2165.

The call will be available for playback later that day until November 23, 2006, at (416) 640-1917 or 1-877-289-8525 (passcode 21207262 followed by the number sign), and the webcast will be archived at www.ci.com/quarterly.

CI expects to release its results after 12:00 p.m. on November 9 on Canada Newswire and www.ci.com.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $78.0 billion in fee-earning assets at October 31, 2006. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

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For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
Tel.: (416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial profit up 13%, annual distribution increased to $2.16

TORONTO (November 9, 2006) – CI Financial Income Fund ("CI") today released unaudited financial results for the quarter:

HIGHLIGHTS	Three-month period to September 30, 2006 (millions except per unit amounts)	Three-month period to August 31, 2005 (millions except per share amounts)	% change
Assets Under Management	$58,260	$52,118	12
Net Income	$138.4	$91.0	52
Earnings Per Unit/Share	$0.49	$0.32	53
Pre-tax Operating Earnings*	$154.2	$136.8	13
Pre-tax Operating Earnings Per Unit/Share*	$0.54	$0.48	13
Asset Management Operating Profit Margin*	1.11%	1.11%	--
EBITDA* (adjusted)	$167.1	$142.9	17
EBITDA Per Unit/Share* (adjusted)	$0.59	$0.50	18

HIGHLIGHTS	Four-month period to September 30, 2006 (millions except per unit amounts)	Three-month period to August 31, 2005 (millions except per share amounts)	% change
Net Income	$204.7	$91.0	125
Earnings Per Unit/Share	$0.72	$0.32	125
EBITDA* (adjusted)	$221.8	$142.9	55
EBITDA Per Unit/Share* (adjusted)	$0.78	$0.50	56

*Pre-tax operating earnings, operating profit margin and EBITDA (earnings before interest, taxes, depreciation and amortization) are non-GAAP (generally accepted accounting principles) earnings measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results.

CI is reporting its results for the four-month period ended September 30, 2006 and has also included results for the three-month period ended September 30, 2006, which, in the opinion of management, provides a more relevant comparison. Highlights below are based on the three-month period unless otherwise noted. The comparative period is the three-month period ended August 31, 2005. The four-month period is a result of CI changing its year-end to December 31 from May 31 when it converted to an income trust in June 2006.

Fee-earning assets at September 30, 2006, were $76.1 billion, up 7% from $71.1 billion a year earlier. Fee-earning assets were comprised of $47.9 billion in CI mutual and segregated funds, $9.4 billion in United funds, $1.0 billion in structured products, $1.6 billion in administered/other assets such as labour-sponsored funds, and $16.2 billion in Assante and IQON assets under administration (net of United funds described above). The increase in fee-earning assets is attributable to growth in the market value of CI's funds and positive net sales.

As at November 8, 2006, CI's assets under management totalled $60.4 billion, up 5% from the average level of assets for the three months ended September 30, 2006, and a new record high.

Net sales for the quarter totalled $256 million, ranking CI first among the non-bank asset management companies and third overall.

Net income was $138.4 million, up 52% from $91.0 million for the three months ended August 31, 2005. On a per unit basis, earnings increased 53% to $0.49 per unit from $0.32 per share in the prior year. The results include a gain last year of $16.7 million ($0.05 per share) related to the sale of marketable securities and a $48.2 million ($0.17 per unit) reduction in tax provisions in fiscal 2006.



News Release

Pre-tax operating earnings (which CI defines as reported net income adjusted for tax, redemption fees, capital gains or losses, equity-based compensation and amortization of deferred sales commissions and fund contracts and is intended to give a better review of underlying profitability) were $154.2 million for the three months ended September 30, 2006, up 13% from $136.8 million for the three months ended August 31, 2005.

CI's operating profit margin on its asset management business was 1.11% for the three months ended September 30, 2006, unchanged from the quarter ended August 31, 2005.

EBITDA or earnings before interest, taxes, depreciation and amortization for the three-month period ended September 30, 2006 was $167.1 million, up 5% from $159.6 million in the prior year or up 17% from $142.9 million in adjusted EBITDA in the prior year (after adjusting for the gain of $16.7 million on the sale of Amvescap shares). EBITDA per unit increased 5% to $0.59 during the three-month period this year from $0.56 per share in the quarter last year, and was up 18% from $0.50 in adjusted EBITDA per share.

For detailed financial statements for the period ended September 30, 2006, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com under Corporate Information or contact investorrelations@ci.com.

In other matters, a distribution of $0.1675 per trust unit of CI and exchangeable limited partnership unit of Canadian International LP was declared payable on December 15, 2006, increasing to $0.18 on each of January 15 and February 15, 2007. The 7% increase reflects the growth in CI's assets under management and current expectations for distributable cash. This represents a yield of 9.1% on CI's closing unit price of $23.70 on November 8, 2006.

As of November 8, 2006, there are 134,120,459 issued and outstanding trust units of CI and 146,012,228 exchangeable limited partnership units of Canadian International LP for a total outstanding amount of 280,132,687.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc. and Assante Wealth Management, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

82-4994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending November 30, 2006

Toronto, November 16, 2006 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending November 30, 2006 payable on December 14, 2006 to unitholders of record as at November 30, 2006:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Capital Yield Trust	SLN.UN	Cdn$0.1875 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\c:i\mdt\skylon\distributions\2006\nov06\rel-global-aggregate.doc

82-4994



2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

BEST AVAILABLE COPY

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Investments announces portfolio management changes

TORONTO (November 17, 2006) – CI Investments Inc. ("CI") today announced portfolio management changes affecting CI Canadian Small/Mid Cap Fund, CI Canadian Asset Allocation Fund, Synergy Canadian Style Management Corporate Class, Synergy Tactical Asset Allocation Fund and Select Canadian Equity Managed Corporate Class.

These appointments, which will be effective on November 20, 2006, are in all cases to replace Sionna Investment Managers Inc.

James Lawson and David Picton of Synergy Asset Management have been named lead portfolio managers of CI Canadian Small/Mid-Cap Fund. Synergy is an independent Toronto-based firm with approximately $3.8 billion in assets under management.

Mr. Lawson has been a Canadian equity portfolio manager for 12 years and specializes in small and mid-capitalization stocks. Prior to joining Synergy, he was a senior member of the investment management team at KBSH Capital Management Inc. He has also managed retail and institutional portfolios at Guardian Capital and Bank of Montreal. His other business experience includes eight years as a strategy consultant.

Mr. Picton is President of Synergy Asset Management and lead portfolio manager of a number of Synergy funds, including Synergy Canadian Corporate Class. Mr. Picton has been lead portfolio manager of Synergy Canadian Corporate Class, which holds the top five-star rating from Morningstar Canada, since its inception in 1997. His experience also includes eight years as a top-ranked analyst and head of quantitative research at RBC Dominion Securities.

"Synergy has a strong team and a well-defined investment approach that has been successfully applied across the Canadian and global equity markets," said Peter W. Anderson, Chief Executive Officer of CI. "We are pleased to bring Synergy's expertise to CI Canadian Small/Mid Cap Fund."

Eric Bushell, Chief Investment Officer of CI's Signature Advisors portfolio management group, has been appointed lead portfolio manager of CI Canadian Asset Allocation Fund. Signature Advisors manages over $19 billion on behalf of CI in a variety of equity, income and balanced mandates. Mr. Bushell is an award-winning manager whose balanced funds include Signature Canadian Balanced Fund and the income-oriented Signature Income & Growth Fund.

Under the direction of Mr. Bushell and Portfolio Manager James Dutkiewicz, Signature has been managing the income portion of CI Canadian Asset Allocation Fund's portfolio since 2002. Income securities currently account for about 40% of the fund's assets.

"Eric is a talented manager backed by a deep team of seasoned equity and income analysts," Mr. Anderson said. "Investors in the fund have already benefited from Signature's income investing and now they will have access to the group's proven capabilities in Canadian and global stock selection."



News Release

Synergy Canadian Style Management Corporate Class and Synergy Tactical Asset Allocation Fund are multi-manager, multi-style funds for which the lead portfolio manager is David Picton of Synergy. Those portions of the two funds that have been managed by Sionna will be allocated to the Synergy team and to Daniel Bubis, President and Chief Investment Officer of Tetrem Capital Partners Ltd. In addition, Sionna has been terminated as a co-manager of Select Canadian Equity Managed Corporate Class, a multi-manager, multi-style fund that is part of the Portfolio Select Series program. Sionna's share of the portfolio will be assigned to Tetrem, which already manages a portion of the portfolio. CI also announced previously, on October 10, 2006, that Mr. Bubis had been named lead portfolio manager of CI Canadian Investment Fund and CI Canadian Investment Corporate Class to replace Sionna.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $78.0 billion in fee-earning assets as of October 31, 2006. CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information, contact:
Peter W. Anderson
Chief Executive Officer
CI Investments Inc.
416-364-1145


Placements CI
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2, rue Queen Est, 20e étage
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www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Placements CI annonce des modifications dans la gestion de ses portefeuilles

TORONTO (Le 17 novembre 2006) – CI Investments Inc. (« CI ») a annoncé aujourd'hui des changements dans la gestion de portefeuille des Fonds suivants : le Fonds canadien petite/moy capitalisation CI, le Fonds canadien de répartition stratégique CI, la Catégorie de société gestion de style canadien Synergy, le Fonds de répartition tactique d'actifs Synergy et la Catégorie de société gestion d'actions canadiennes Select.

Ces nominations, qui entreront en vigueur le 20 novembre 2006, sont toutes liées au remplacement de Sionna Investment Managers Inc.

James Lawson et David Picton de Synergy Asset Management ont été nommés gestionnaires en chef pour le portefeuille du Fonds canadien petite/moy capitalisation CI. Synergy, une firme de placement indépendante établie à Toronto, possède environ 3,8 milliards de dollars en actifs sous gestion.

M. Lawson est gestionnaire de portefeuille d'actions canadiennes depuis 12 ans et se spécialise dans les titres de petite et moyenne capitalisations. Avant de se joindre à Synergy, il était membre sénior de l'équipe en gestion de placement de KBSH Capital Management Inc. Il a aussi géré les portefeuilles de détail et institutionnels à Guardian Capital et à la Banque de Montréal. En outre, son expérience comprend huit années passées à titre de consultant stratégique.

M. Picton est président de Synergy Asset Management et gestionnaire de portefeuille en chef d'un certain nombre de fonds Synergy, dont la Catégorie de société canadienne Synergy. M. Picton est gestionnaire de portefeuille principal de la Catégorie de société canadienne Synergy, qui est classée cinq étoiles par Morningstar Canada depuis sa création en 1997. Son expérience comprend également huit années passées à titre d'analyste de premier ordre à la tête de la recherche quantitative à RBC Dominion Securities.

« Synergy possède une équipe solide et une démarche de placement bien définie qui s'applique avec succès aux marchés mondiaux et canadiens », a déclaré Peter W. Anderson, chef de la direction de CI. « Nous sommes heureux d'associer l'expertise de Synergy au Fonds canadien petite/moy capitalisation CI ».

Eric Bushell, directeur des placements du groupe de gestion de portefeuilles Signature Advisors, a été nommé gestionnaire de portefeuille en chef du Fonds canadien de répartition stratégique CI. Signature Advisors gère plus de 19 milliards de dollars au nom de CI dans une variété de mandats d'actions, de revenu et équilibrés. M. Bushell est un gestionnaire lauréat de prix, dont les fonds comprennent le Fonds équilibré canadien Signature et le Fonds de revenu et de croissance Signature, axé sur le revenu.

Sous la direction de M. Bushell et du gestionnaire de portefeuille James Dutkiewicz, Signature gère la portion de revenu du Fonds canadien de répartition stratégique CI depuis 2002. Les titres de revenu comptent actuellement pour environ 40 % de l'actif du Fonds.

« Eric est un gestionnaire talentueux épaulé par une solide équipe d'analystes en actions et en revenu », a déclaré M. Anderson. « Les investisseurs du Fonds ont déjà profité des placements en revenu de Signature, et ils auront maintenant accès à la capacité éprouvée du groupe de travailler avec une sélection de titres canadiens et mondiaux ».



Communiqué

La Catégorie de société gestion de style canadien Synergy et le Fonds de répartition tactique d'actifs Synergy sont des fonds multi-gestionnaires et multi-styles dont le gestionnaire principal est David Picton, de Synergy. Les portions de ces deux fonds ayant été gérées par Sionna seront allouées à l'équipe de Synergy et à Daniel Bubis, président et directeur des placements de Tetrem Capital Partners Ltd. En outre, Sionna a été relevé de ses fonctions à titre de co-gestionnaire de la Catégorie de société gestion d'actions canadiennes Select, un fonds multi-gestionnaires et multi-styles qui fait partie du programme de la Série Portefeuille Sélect. La portion du portefeuille gérée par Sionna sera allouée à Tetrem, qui gère déjà une partie du portefeuille. CI a annoncé, le 10 octobre 2006, que M. Bubis a été nommé gestionnaire de portefeuille en chef du Fonds de placements canadiens CI et de la Catégorie de société placements canadiens CI en remplacement de Sionna.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien gérant des actifs d'environ 78,0 milliards de dollars au 31 octobre 2006. CI Financial offre une vaste gamme de produits et de services de placement, y compris une sélection de fonds de placement de premier plan. Le site Web de CI se trouve à l'adresse www.ci.com.

Ce communiqué de presse contient des énoncés prévisionnels pour la CI et ses produits et services, y compris ses transactions professionnelles et sa stratégie ainsi que son rendement financier et sa situation. Bien que la direction croie que les prévisions reflétées dans de telles déclarations prospectives sont raisonnables, elles comportent un certain degré de risque et d'incertitude. Les résultats réels peuvent varier de façon appréciable par rapport à ceux exprimés ou signifiés par de telles déclarations prospectives. Les facteurs pouvant causer une variation des résultats réels par rapport aux déclarations incluent notamment les facteurs liés à la conjoncture économique générale et à la conjoncture des marchés, y compris les taux d'intérêt, la concurrence, les changements dans la réglementation ou dans la législation fiscale, ainsi que tout autre facteur dont il est question dans les documents déposés de temps à autre auprès des autorités de réglementation pertinentes.

-30-

Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Chef de la direction
CI Investments Inc.
416-364-1145

82-4994



Quarterly Report

September 30, 2006


CI Financial


Investments

Assante

Financial Highlights

(in thousands, except per unit/share amounts)	As at September 30, 2006	As at August 31, 2005	% change
Fee-earning assets	76,084,362	71,147,864	7
Assets under management	58,260,439	52,118,165	12
Units/shares outstanding	284,046	286,177	(1)

	For the three months ended September 30, 2006	For the four months ended September 30, 2006	For the three months ended August 31, 2005	% change three months
Average assets under management	57,721,342	57,287,019	50,869,270	13
Gross sales of managed funds	1,876,849	2,695,390	2,653,275	(29)
Redemptions of managed funds	1,621,051	2,313,429	1,774,205	(9)
Net sales of managed funds	255,798	381,961	879,070	(71)
Net income	138,356	204,738	90,957	52
Earnings per unit/share	0.49	0.72	0.32	53
EBITDA*	167,091	221,795	159,566	5
EBITDA* per unit/share	0.59	0.78	0.56	5
Pre-tax operating earnings* per unit/share	0.54	0.69	0.48	13
Distributions/dividends paid per unit/share	0.5025	0.5625	0.16	214
Average units/shares outstanding	284,222	284,527	286,182	(1)

**EBITDA (Earnings before interest, taxes, depreciation and amortization) and pre-tax operating earnings are not standardized earnings measures prescribed by GAAP; however, management believes that most of its unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. A reconciliation of EBITDA to net income is provided on page 9. A reconciliation of pre-tax operating earnings to income before income taxes is provided on page 8.*

Dear Unitholders,



WILLIAM T. HOLLAND
Chief Executive Officer



STEPHEN A. MACPHAIL
President and
Chief Operating Officer

As you review this report for the period ended September 30, 2006, you will see that the results are indeed terrific. At the risk of sounding repetitive, CI again hit new highs in assets under management, revenues and profits. This achievement was driven by market performance and sales of our funds, which added to assets under management and revenue, as well as by controlling spending, which helped increase profitability on those assets.

Market Review

Markets performed well during the four months from June through September 2006. Taking the lead were U.S. markets, as the S&P 500 Index gained 5.8% in U.S. dollar terms and the Dow Jones Industrial Average rose 5.3%. Globally, the MSCI World Index returned 4.6%. A slight decline in the Canadian dollar over the four months added 1.5% to these foreign returns. Locally, the S&P/TSX Composite Index rose 1.1% over the four months to September 30, 2006.

While these index performance numbers were quite healthy, industry net sales of mutual funds as reported by the Investment Funds Institute of Canada ("IFIC") were tempered somewhat from previous months. IFIC reported $3.0 billion in net sales, down from $7.3 billion for the same four month period ended September 30, 2005. Industry sales were still dominated by Canadian income and balanced funds, as these categories have provided excellent returns over the past few years.

Operating Review

CI's average assets under management for the three months ended September 30, 2006 grew 13% over the comparative quarter of the previous year and were down less than 1% from the quarter ended May 31, 2006. At September 30, 2006, assets under management were up $1.4 billion or 2.5% from May 31, 2006 reflecting the positive market performance in the latter part of the period. CI's net income for the four-month period ended September 30, 2006 was $204.7 million, or $0.72 per unit, and for the three-month period net income was $138.4 million or $0.49 per unit. Comparing three-month periods, earnings were up 52% from $91.0 million in the quarter ended August 31, 2005, or up 53% from $0.32 on a per share basis. The primary reason for this increase in net income is the absence of corporate income taxes on the majority of CI's operations due to the conversion to an income trust. However, after adjusting for the tax effect and the investment gain realized in the prior year, underlying income rose to record levels as described more fully in the Management's Discussion and Analysis.

CI's underlying profitability, represented by EBITDA, also hit new highs. This measure removes the distortion of the change in income taxes between last year and this year. EBITDA reached $0.59 per unit in the three-month period ended September 30, 2006, up from $0.56 in the quarter ended August 31, 2005 (which included a $0.06 per share investment gain on the sale of

Amvescap shares) and $0.48 in the quarter ended May 31, 2006. Selling, general and administrative expenses before equity-based compensation were contained at $62.9 million for the three-month period ended September 30, 2006, compared with $71.4 million in the quarter ended August 31, 2005.

Average assets under management for the three-month period were $57.721 billion, up 13% from $50.869 billion in the prior year. Of this increase, net sales accounted for $2.6 billion and market performance accounted for $4.3 billion.

Although CI's net sales of funds declined from the prior year, CI remained one of the top-selling fund families, finishing first in net sales among the non-banks and third in the industry. As previously indicated, industry sales were down almost 60% from last year and CI was impacted by this trend. CI continues to lead the industry in five-star funds as rated by Morningstar.

Outlook

The success of CI's strong first quarter as an income trust was undermined on October 31, 2006 by the federal government's announcement that it would place a tax on income trust distributions. While the proposal will allow the tax advantage of an income trust structure to remain for four years, the long-term prospect of taxation at corporate rates impacted valuations across the trust sector. We believe that four years is insufficient for investors, who believed that the government would not move to tax income trusts, and for companies like CI, which devoted considerable expense and effort to converting to an income trust. This was after reassurances from the current government that it was not going to alter the current taxation structure of income trusts.

Unfortunately, the damage is done by the government's introduction of trust taxation. We will continue to manage CI to maximize and grow distributions over the next four years. During that period we will determine the best strategy and structure for the future, though we anticipate today that CI will return to a corporate structure, providing it does not have adverse tax implications for CI and its unitholders.

On a more positive note, CI's assets under management reached $60.4 billion at November 8, 2006, an all-time high for CI and up over $2.5 billion or 5% from the average level of assets in the three months ended September 30, 2006. Although the outlook for sales of income-type products has been tempered by the changes to income trust taxation, CI continues to expect its broad selection of five-star-rated funds will provide the base for continuing sales of its funds.

Reflecting the growing profitability of CI, the Board of Trustees declared monthly distributions of $0.1675 per unit payable on December 15, 2006, increasing to $0.18 per unit payable on January 15 and February 15, 2007.

William T. Holland
Chief Executive Officer

Stephen A. MacPhail
President and Chief Operating Officer



Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") dated November 2, 2006 presents an analysis of CI Financial Income Fund and its subsidiaries ("CI") as at September 30, 2006 compared with May 31, 2006, and the results of operations for the three and four months ended September 30, 2006 compared with the three months ended August 31, 2005. This MD&A should be read in conjunction with the May 31, 2006 MD&A and Report of CI Financial Inc.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United") and Assante Wealth Management (Canada) Ltd. ("AWM"). The Asset Management segment of the business includes the operating results and financial position of CI Investments and United. The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM"), Assante Financial Management Ltd. ("AFM") and IQON Financial Management Inc. ("IQON").

The MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by CI. Factors that may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, global financial markets, legislative and regulatory changes, industry competition, technological developments and catastrophic events. The reader is cautioned against undue reliance on these forward-looking statements.

CI converted to an income trust on June 30, 2006, as described in the "Overview" below, and all discussion and reference to CI should be considered to be a continuation of the record of the predecessor organization, CI Financial Inc.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures, and reconciliations to GAAP where necessary, are shown as footnotes to the discussion throughout the document.

Overview

CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. CI also became one of the country's largest income trusts in June 2006. The conversion changed the publicly traded entity from a corporation to a trust, but the underlying businesses and results of operations are essentially unchanged, save

for a reduction in the amount of income tax expense. The conversion was completed after near-unanimous support from shareholders and the receipt of a favourable tax ruling from the Canada Revenue Agency. At the time of the conversion, management believed that the income trust structure would help increase value in several ways, including the provision of a more active and liquid market for the units of CI, a reduction in the cost of capital to CI and the provision of an attractive return through the distribution of substantially all of CI's cash flow.

The conversion to an income trust also prompted the change in CI's year-end to December 31 from May 31. Accordingly, the first period following CI's most recently completed May 31 financial year-end is for the four months from June 1, 2006 to September 30, 2006. This information is provided as a matter of continuity in the public record of CI's results of operations. However, a four-month period is not directly comparable to the immediately prior three-month quarter ended May 31, 2006 or the three-month quarter ended August 31, 2005 of the prior fiscal year. In order to provide comparability and information on the first three months of CI's operations as an income trust, results for the three months ended September 30, 2006 are also presented in the consolidated financial statements and discussed in this MD&A.

The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors through brokers, independent financial planners and insurance advisors, including ACM, AFM, Clarica and IQON financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenues principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Fee-Earning Assets and Sales

Total fee-earning assets, which include CI mutual and segregated funds, United funds, structured products (collectively, assets under management), administered/other assets and AWM assets under administration (net of United funds) at September 30, 2006, were $76.1 billion, an increase of 7% from $71.1 billion at August 31, 2005. Assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The growth in assets under management during the four-month period is detailed in the table below.

(in billions)	
Assets at May 31, 2006	$56.9
Gross Sales	2.7
Redemptions	2.3
Net Sales	0.4
Market Performance	1.0
Assets at September 30, 2006	$58.3

CI's assets under management at September 30, 2006 represents a market share of 9.5% within IFIC.

Average assets under management were $57.721 billion for the three months ended September 30, 2006, an increase of 13% from $50.869 billion for the quarter ended August 31, 2005. For the four months ended September 30, 2006, average assets under management were $57.287 billion. As most of CI's revenues and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The increase in CI's average assets was the result of strong market performance and positive sales of CI's funds.

Gross sales of CI's managed funds were $1.9 billion and $2.7 billion for the respective three and four months ended September 30, 2006, compared with $2.7 billion for the quarter ended August 31, 2005. Net sales (gross sales less redemptions) were $256 million and $382 million for the three and four months ended September 30, 2006, respectively, compared with $879 million for the quarter ended August 31, 2005. CI's net sales declined despite strong relative fund performance. CI still ranked first in net sales of non-bank asset management companies and third overall.

Net sales of mutual funds reported by IFIC were down $4.3 billion for the four months ended September 30, 2006 from industry net sales of $7.3 billion for the same four-month period last year. Though sales and assets reported by IFIC do not give a comprehensive view of CI's sales and assets, they are helpful as an indicator of trends affecting a significant portion of CI's business.

As shown in the chart below, fee-earning assets at October 31, 2006 totalled $78.0 billion. These assets are represented by $49.5 billion in CI mutual and segregated funds, $9.6 billion in United funds, $1.0 billion in structured products, $1.7 billion in administered/other assets such as labour-sponsored funds, and $16.2 billion in AWM assets under administration (net of United funds previously described).

AS AT OCTOBER 31

(in billions)	2006	2005	% change
CI mutual and segregated funds	$49.5	$41.0	21
United funds	9.6	8.8	9
Structured products and managed labour-sponsored funds	1.0	1.3	(23)
Total assets under management	$60.1	$51.1	18
Administered/other assets	1.7	2.3	(26)
AWM assets under administration (net of United)	16.2	15.5	5
Total fee-earning assets	$78.0	$68.9	13

Results of Operations

CI reported net income for the four months ended September 30, 2006 of $204.7 million. Net income was $138.4 million for the three months ended September 30, 2006, an increase of 52% compared to $91.0 million for the quarter ended August 31, 2005. On a per unit basis, CI earned $0.72 in the four months ended September 30, 2006, $0.13 of which is due to a future income tax rate change that was effected in June. CI earned $0.49 per unit in the three months ended September 30, 2006, up 53% from $0.32 per share in the first quarter ended August 31, 2005. The key reason for the significant increase in the year-over-year comparisons is the reduction in income tax expense, that resulted from the income trust conversion. An income tax recovery of $26.8 million and $4.6 million was recorded in the respective four and three months ended September 30, 2006, compared with a provision for income taxes of $46.0 million for the three months ended August 31, 2005.

CI's pre-tax operating earnings, as set out in the table below, adjust for the impact of equity-based compensation and the gain described earlier. Redemption fee revenue and the amortization of deferred sales commissions and fund contracts are also removed in order to fix the distortion of front-end versus back-end financed assets under management.

The results of operations include amounts recorded for equity-based compensation expense, which varies from period to period based on CI's unit price and the price at which exercises were made during the period. Earnings for the four months ended September 30, 2006 were positively impacted by a reduction in compensation expense of $3.3 million ($2.1 million after-tax). For the three months ended September 30, 2006 and August 31, 2005, earnings were reduced for equity-based compensation expenses of $3.4 million and $8.8 million, respectively ($2.1 million and $5.6 million net of tax, respectively).

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue and investment gains, plus equity-based compensation expense and amortization of deferred sales commissions.

(in millions, except per unit/share amounts)	For the three months ended September 30, 2006	For the four months ended September 30, 2006	For the three months ended August 31, 2005
Income before income taxes	$133.8	$178.0	$136.9
Less:			
Redemption fees	7.8	10.5	10.4
Gain on marketable securities	–	–	16.7
Add:			
Amortization of DSC and fund contracts	24.8	32.9	18.2
Equity-based compensation	3.4	(3.3)	8.8
Pre-tax operating earnings	$154.2	$197.1	$136.8
per unit/share	$0.54	$0.69	$0.48

The quarter ended August 31, 2005 included a $16.7 million gain ($13.7 million after-tax) primarily relating to the sale of Amvescap shares.

Redemption fee revenue declined $2.6 million from $10.4 million in the quarter ended August 31, 2005 to $7.8 million in the three months ended September 30, 2006. Redemption fee revenue is decreasing, as fewer of CI's assets under management are back-end load assets. These back-end assets are aging, and therefore owe a lower redemption fee rate when redeemed.

Amortization of deferred sales commissions and fund contracts increased to $24.8 million in the three months ended September 30, 2006 from $18.2 million in the quarter ended August 31, 2005. Amortization of deferred sales commissions is increasing as a result of the change in the accounting estimate of the useful life for deferred sales commissions in June 2003. The switch from 36 months to 84 months meant that the balance of deferred sales commissions at that time was no older than three years and its amortization would now be extended another four years. This caused an immediate drop in the amortization expense for that first period after the change in accounting estimate. The amortization expense now grows each period as no deferred sales commission will be fully amortized until four years after the date of the accounting estimate change, or June 2007.

The 13% increase in pre-tax operating earnings per unit is consistent with the increase in average assets under management from the quarter ended August 31, 2005 to the three months ended September 30, 2006.

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of sales commissions and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front- and back-end sales commission assets under management.

(in millions, except per unit/share amounts)	For the three months ended September 30, 2006	For the four months ended September 30, 2006	For the three months ended August 31, 2005
Net income	$138.4	$204.7	$91.0
Add (deduct):			
Interest expense	5.4	7.0	3.2
Income tax expense (recovery)	(4.6)	(26.8)	45.9
Amortization of DSC and fund contracts	24.8	32.9	18.2
Amortization of other items	3.1	4.0	1.3
EBITDA	$167.1	$221.8	$159.6
per unit/share	$0.59	$0.78	$0.56

EBITDA increased to $167.1 million in the three months ended September 30, 2006 from $159.6 million in the quarter ended August 31, 2005, an increase of 5%. Adjusting for the $16.7 million gain, primarily from the sale of the Amvescap shares in the prior year, the increase was 17%. The increase in EBITDA was primarily the result of higher average assets under management and a steady margin on those assets, as redemption fees and other revenues decreased.

In addition to the factors pertaining to the difference between net income and pre-tax operating earnings, the increase in EBITDA, as compared to net income, was impacted by an increase in the amortization of capital assets, which is contained in amortization of other items.

As well, interest expense increased due to higher debt levels, as discussed under "Liquidity and Capital Resources". CI repurchased 1,636,200 units since May 31, 2006 at a cost of $48.6 million. This change to CI's capital structure results in increased financing charges and is the type of event that EBITDA is designed to disregard in order to provide information on results of operations prior to the impact of financing activities.

Asset Management Segment

The Asset Management segment of the business includes the operating results and financial position of CI Investments and United.

Results of Operations

Income before income taxes for CI's principal segment was $185.3 million for the four months ended September 30, 2006. For the three months ended September 30, 2006, income before income taxes for the Asset Management segment was $138.6 million compared to $139.3 million for the three months ended August 31, 2005. As noted previously, the quarter ended August 31, 2005 included a $16.7 million gain on the sale of marketable securities.

Revenues

Revenues from management fees were $387.1 million for the four months ended September 30, 2006. Revenues for the three months ended September 30, 2006 were $293.8 million, an increase of $23.8 million or 9% compared to the three months ended August 31, 2005.

The increase was mainly attributable to higher average assets under management for both the three and four months ended September 30, 2006, which were 13% higher than the comparative asset levels for the three months ended August 31, 2005. As a percentage of average assets under management, management fees were 2.02% for the four and three months ended September 30, 2006, down from 2.10% in three months ended August 31, 2005.

Management fees have decreased as a result of a continuing trend towards a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds have reduced management fees for institutional clients with large holdings. At September 30, 2006, there were $583.6 million and $4.9 billion in Class F

and Class I funds, respectively, compared with $375.4 million and $3.6 billion at August 31, 2005.

Other revenue was $14.0 million for the four months ended September 30, 2006. For the three months ended September 30, 2006 other revenue was $10.2 million, a decrease of $19.6 million compared to the three months ended August 31, 2005. The quarter ended August 31, 2005 included a $16.7 million gain on the sale of marketable securities and foreign exchange versus a loss of $0.03 million in the four and three months ended September 30, 2006.

The largest component of other revenue was redemption fees. Redemption fees were $10.5 million and $7.8 million for the respective four and three months ended September 30, 2006. Redemptions fees were $10.4 million for the three months ended August 31, 2005. The decrease in the comparative three-month periods was a result of the decreased level of assets that are subject to redemption fees, and the aging of assets, which results in lower applicable redemption fee rates.

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $66.9 million in the four months and $54.5 million in the three months ended September 30, 2006, compared with $67.0 million in the three months ended August 31, 2005. Included in SG&A are expenses relating to CI's equity-based compensation plan. A recovery of $3.3 million was recorded for the four months ended September 30, 2006. The equity-based compensation expense was $3.4 million for the three months ended September 30, 2006, compared with an expense of $8.8 million for the three months ended August 31, 2005.

At May 31, 2006, based on the price of CI common shares of $31.03 per share, the potential payment on all vested equity-based compensation outstanding, plus the proportion of unvested amounts, was $94.2 million. At September 30, 2006, based on the price of CI trust units of $29.77 per unit, the potential payment decreased by $30.1 million. The interim settlement of the swap agreement, as described under "Financial Instruments", resulted in a $4.3 million increase to the liability, bringing the total to $68.4 million. Though CI acknowledges that the equity-based compensation expense is clearly a cost of business that is tied to the performance of CI's trust unit price, the financial results presented hereinafter both include and exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses net of the expense related to equity-based compensation ("net SG&A") for the four months ended September 30, 2006 was $70.2 million. The net SG&A expense for the three months ended September 30, 2006 was $51.1 million, down 12% or $7.1 million from the three months ended August 31, 2005.

As a percentage of average assets under management, net SG&A expense was 0.37% and 0.35% in the four and three months ended September 30, 2006, respectively. This is down from 0.45% for the three months ended August 31, 2005. CI contained spending below prior year levels even as assets under management increased.

Trailer fees increased from $73.7 million in the three months ended August 31, 2005 to $84.3 million and $111.7 million for the respective three and four months ended September 30, 2006. Net of intersegment amounts, this expense increased from $69.7 million for the three months ended August 31, 2005 to $81.1 million and $107.5 million for the respective three and four months ended September 30, 2006.

The overall increase in trailer fees resulted primarily from increased assets under management. Trailer fees also increased because of the higher percentage of front-end assets and the higher percentage of equity funds. For both of these types of funds, CI pays a higher trailer fee rate. As a percentage of average assets, trailer fees were 0.56% for both the three and four months ended September 30, 2006, compared with 0.54% in the three months ended August 31, 2005.

For the four months ended September 30, 2006, CI's operating profit margin on the Asset Management segment, as a percentage of average assets under management and adjusted for the $3.3 million equity-based compensation expense recovery as discussed above, was 1.09%, down slightly from 1.11% in the prior year. This was a result of lower management fees and higher trailer fees offset by lower selling, general and administrative expenses.

For the three months ended September 30, 2006, CI's operating margin on the Asset Management segment, as a percentage of average assets under management and adjusted for the $3.4 million equity-based compensation expense as discussed above, was 1.11%, remaining flat compared with 1.11% in the prior year. CI's operating profit margin is summarized in the table below.

Generally, the trend in CI's margins has been downward. Increasing competition and changes in the product platforms through which an increasing amount of funds are sold have pushed management fee rates lower. As well, the movement towards a greater percentage of funds being sold on a front-end

Operating Profit Margin

CI monitors its operating profitability on assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense, calculated as a percentage of average assets under management. CI uses this measure to manage profitability so that when changes in the market value of assets under management affect revenue flows, CI may adjust discretionary expenditures to maintain its margins.

(as a % of average AUM)	For the three months ended September 30, 2006	For the four months ended September 30, 2006	For the three months ended August 31, 2005
Management fees	2.02%	2.02%	2.10%
Less:			
Trailer fees	0.56%	0.56%	0.54%
SG&A expenses	0.35%	0.37%	0.45%
Operating profit margin	1.11%	1.09%	1.11%

sales charge basis and the conversion of older deferred sales charge assets to front-end are contributing to higher trailer fee rates. While CI has been able to reduce SG&A expenses in the past in order to maintain its margins, there can be no assurance that it can continue to do so.

Commissions paid from CI's cash resources on the sale of funds on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over the 84 months immediately following the sale of the funds. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities. Amortization of deferred sales commissions was $24.1 million for the three months ended September 30, 2006 compared to $17.5 million in the three months ended August 31, 2005. Amortization of deferred sales commissions was $31.9 million for the four months ended September 30, 2006. The increase is consistent with the increase in deferred sales commissions paid in the last three fiscal years and the change in amortization period from 36 to 84 months beginning in June 2003.

Other expenses for the comparable three-month periods remained flat at $1.6 million. For the four months ended September 30, 2006, other expenses were $4.0 million and included the remaining $2.0 million expense associated with CI's conversion to an income trust. Distribution fees to limited partnerships remained relatively flat at $0.8 million and $1.1 million for the respective three and four months ended September 30, 2006 compared with $1.0 million for the three months ended August 31, 2005.

Asset Administration Segment

The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including ACM, AFM and IQON.

Results of Operations

The Asset Administration segment had income before income taxes of $0.04 million for the four months and $0.9 million for the three months ended September 30, 2006, down from $1.6 million for the three months ended August 31, 2005.

Revenues

Administration fees are fees earned on assets under administration in the AWM business and fees earned from the administration of third-party business. These fees were $75.8 million for the four months ended September 30, 2006. For the three months ended September 30, 2006, administration fees were $56.3 million, compared to $56.8 million for the three months ended August 31, 2005. Net of intersegment amounts, administration fee revenue was $42.5 million for the four months ended September 30, 2006. Net administration fee revenue of $31.1 million for the three months ended September 30, 2006 increased slightly from $30.9 million for the quarter ended August 31, 2005. Administration fees should be considered in conjunction with investment dealer fees, an offsetting expense that represents the payout to financial advisors.

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances and fees related to registered

accounts. These revenues remained relatively flat at $1.9 million and $2.4 million for the respective three and four months ended September 30, 2006, compared with $2.4 million for the three months ended August 31, 2005.

Expenses

Selling, general and administrative costs for the segment were $16.8 million for the four months ended September 30, 2006. For the three months ended September 30, 2006, SG&A costs were down 11% at $11.8 million, compared with $13.2 million for the three months ended August 31, 2005.

Investment dealer fees are the direct costs attributable to the operation of the AWM dealerships, including payments to financial advisors based on the revenues generated from assets under administration. These fees were $60.8 million for the four months ended September 30, 2006 and should be viewed in conjunction with administration fee revenue of $75.8 million, as described above, when calculating the gross contribution of the dealership operation before general and operating expenses. For the four months ended September 30, 2006, gross margin was $15.0 million or 20%. For the three months ended September 30, 2006, investment dealer fees were $45.1 million on revenue of $56.3 million, for a margin of $11.2 million or 20%. In the three months ended August 31, 2005, investment dealer fees were $43.9 million on revenue of $56.8 million, for a margin of $12.9 million or 23%.

The decline in gross margin as detailed in the table below represents higher payouts to financial advisors. AWM has seen advisors with large books of business joining its ranks as well as consolidation of books of business. This has moved the average payout up the grid as the average book grows. CI has spent considerable funds since it acquired Assante three years ago in order to streamline the dealer operations. Significant progress has been made and improved net margins may be achieved if SG&A spending grows at a slower rate than revenues, although no assurance can be given that this will be realized.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

(in millions)	For the three months ended September 30, 2006	For the four months ended September 30, 2006	For the three months ended August 31, 2005
Administration fees	$56.3	$75.8	$56.8
Less:			
Investment dealer fees	45.1	60.8	43.9
	$11.2	$15.0	$12.9
Dealer gross margin	20%	20%	23%

Liquidity and Capital Resources

The balance sheet for CI at September 30, 2006 reflects total assets of $2.72 billion, a decrease from $2.82 billion at May 31, 2006. This is represented by a decline in current assets of $121 million and an increase in long-term assets of $19 million. CI's cash balance decreased by $74.0 million in the four months ended September 30, 2006, as regulatory capital needs were reduced. The decrease in cash was used to fund deferred sales commissions and to repurchase units and common shares through the issuer bid program.

CI generates significant cash flows from its operations. Cash flow provided by operating activities was $149.6 million and $106.2 million for the respective four and three months ended September 30, 2006. Excluding the change in working capital, cash flow from operations was $161.3 million and $146.6 million for the respective four- and three-month periods. This level of cash flow was sufficient to meet distributions during the periods.

CI disposed of marketable securities for proceeds of $13.3 million in the four months ended September 30, 2006. As a result, total marketable securities decreased from $27.1 million at May 31, 2006 to $13.8 million at September 30, 2006. Marketable securities are comprised of seed capital investments in its funds and other portfolio investments.

Accounts receivable decreased $16.7 million in conjunction with the switch to a calendar quarter-end, reflecting the timing of fee revenue received quarterly that no longer is shown as a receivable at the period-end. The future income tax asset decreased $12.7 million during the period, in line with the reduction in the equity-based compensation liability. The increase in long-term assets resulted primarily from a $16.1 million increase in deferred sales commissions, reflecting new sales commissions incurred of $48.0 million net of $31.9 million of amortization during the period.

Liabilities decreased $20.1 million during the four months ended September 30, 2006. Significant changes included an increase of $78.0 million in accounts payable due to the accrual of declared and unpaid distributions on CI's units. Also, provisions for income taxes were impacted by CI's conversion to an income trust and cuts to future tax rates implemented by the federal government. Current income taxes payable decreased $24.9 million as CI made payments in relation to its last fiscal year-end and accrued a significantly lower amount on September 30, 2006 because of its new income trust structure. Future income taxes payable decreased $67.2 million as future tax rates were cut by as much as 4%. In addition, the equity-based compensation liability decreased $25.8 million, reflecting fewer options outstanding and a decline in CI's unit price by $1.26 during the period.

CI drew $26.9 million on its credit facility during the four months ended September 30, 2006, increasing long-term debt. At May 31, 2006, CI had drawn $417.1 million bearing an average rate of 4.48%, compared with $444.0 million drawn at an average rate of 4.59% at September 30, 2006. Net of cash and marketable securities, debt was $405.6 million at September 30, 2006, versus

$291.4 million at May 31, 2006. Interest expenses of $7.0 million and $5.4 million were recorded for the four- and three-month periods ended September 30, 2006, up from $3.2 million in the quarter ended August 31, 2005. This increase in interest expenses reflects higher average debt levels and higher interest rates. Principal repayments are only required under the facility should the bank decide not to renew the facility on its anniversary, in which case, the principal would be repaid in 48 equal monthly instalments. Payments on the increased obligation would be payable beginning June 2007 should the bank not renew the existing facility.

CI's working capital was impacted by the conversion to an income trust and by the changes in the equity-based compensation liability, as discussed above. Generally, CI's working capital needs are not seasonal and should remain relatively flat as they pertain to its underlying business.

CI's main uses of capital are the financing of deferred sales commissions, the payment of distributions on its Exchangeable LP units and trust units, the funding of capital expenditures and the repurchase of trust units through its issuer bid program.

CI financed sales commissions of $48.0 million and $35.6 million in the respective four and three months ended September 30, 2006. This compares to $36.7 million in the quarter ended August 31, 2005. The amount of deferred sales commissions incurred is consistent with steady sales of back-end load units of funds in these periods of approximately $250 million per month.

During the four months ended September 30, 2006, CI incurred capital expenditures of $2.4 million primarily for computer hardware and software.

Unitholders' equity decreased $81.8 million as CI bought back $48.6 million of capital through its issuer bid program and declared distributions and dividends of $238.0 million ($160.0 million paid) during the four-month period that exceeded net income by $33.3 million. CI repurchased 1,286,200 common shares during June 2006 at a total cost of $38.4 million, or an average price of $29.89 per share. In the three months ended September 30, 2006, CI repurchased 350,000 trust units at a total cost of $10.1 million, or an average price of $28.98 per unit.

CI determines the amount of cash it will distribute after considering a number of factors. Cash flow from operating activities is the primary measure of how much cash is being generated by the business. On this basis, the cash flow from operating activities for the three months ended September 30, 2006 of $106.2 million is less than the $142.9 million paid out to unitholders. However, cash flow before the net change in non-cash working capital balances was $146.6 million, indicating that prior to reported working capital requirements, there was sufficient cash flow to fund distributions. Within the change to working capital there may be specific events that cause large fluctuations. As such, cash flow from operating activities may not always be a reliable measure for underlying cash flow.

In the table that follows, the use of EBITDA less interest expense is meant to eliminate any distortions within operating cash flow caused by the

timing of working capital outflows. EBITDA has been reconciled to net income in the table on page 9. For example, cash flow from operating activities was impacted during the three months ended September 30, 2006 by the payment of $40.2 million in corporate income taxes that pertained to the period prior to CI's conversion to an income trust. This payment reduced CI's change in working capital and its cash flow from operating activities.

The change in the accrual for equity-based compensation can also significantly impact cash flow from operating activities. The three months ended September 30, 2006 shows a $14.2 million deduction from operating cash flow for equity-based compensation that represents the change in accrual for the period. This is deducted although net income already includes the $3.4 million ($2.1 million after-tax) of equity-based compensation expense for the period because $17.6 million in cash was paid out to settle option exercises. Again, EBITDA is used in place of cash flow from operating activities to measure distributable cash in order to eliminate the impact of cash settlement of options, which is viewed as a capital activity.

Risk Factors

Changes in Economic, Political and Market Conditions

CI's performance will be directly affected by conditions in the financial markets and political conditions including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are

Distributable Cash

CI calculates distributable cash as an indicator of how much cash is available to be paid out. Comparing this amount to the actual amount distributed provides a payout ratio. CI defines distributable cash as EBITDA less interest expense, maintenance capital expenditures and maintenance deferred sales commissions. Maintenance capital expenditures are average annual amounts that CI estimates must be spent on replacement capital assets over the next five years to maintain its existing infrastructure due to disposal of capital assets. Maintenance deferred sales commissions are average annual amounts that CI estimates will be spent on sales commissions over the next five years to maintain its existing level of assets under management due to redemption of assets under management.

(in millions, except per unit/share amounts)	For the three months ended September 30, 2006	For the four months ended September 30, 2006	For the three months ended August 31, 2005
EBITDA	$167.1	$221.8	$159.6
Less:			
Interest expense	5.4	7.0	3.2
Maintenance capital expenditures	2.0	2.7	2.0
Maintenance deferred sales commissions	15.0	20.0	15.0
Distributable cash	$144.7	$192.1	$139.4
per unit/share	$0.5091	$0.6752	$0.4871
Distributed cash	$142.9	$160.0	$45.9
per unit/share	$0.5025	$0.5625	$0.1600
Payout ratio	98.8%	83.3%	32.9%

volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which will be beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commission and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services, than those of CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and the successful efforts of new entrants has resulted in increased competition. CI's competitors will also seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing in the market or current market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed management expense ratios for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in almost all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level will generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its trustees, officers, or agents in this respect include potential liability for violations of securities laws, breaches of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Off-Balance Sheet Arrangements

CI uses derivative contracts to mitigate its exposure to the price of its trust units and fluctuations in its equity-based compensation. On June 30, 2006, CI entered into a total return unit swap transaction agreement with a Canadian chartered bank. At September 30, 2006, a total of 2,021,600 units are hedged. If the price of the units increases, the bank pays CI for capital appreciation plus distributions paid on the units net of funding costs. If the price of the units decreases, CI pays the bank for capital depreciation plus funding costs less any distributions paid on the units. This is recorded as a hedge for accounting purposes and the units under the transaction agreement are effectively offsetting the income and balance sheet effect for an equal number of options to acquire CI trust units.

Debt outstanding is borrowed at a floating interest rate. The existing credit facility provides CI with the option of fixing interest rates, should CI change its view on its exposure to rising interest rates. Based on the amount borrowed under the facility on September 30, 2006, each 1% increase in interest rates would cost CI an additional $4.4 million of interest expense annually.

Related Party Transactions

Sun Life Financial Inc. ("Sun Life") is a related party as a result of its 35% ownership of CI's

outstanding units. In fiscal 2003, in conjunction with the acquisition of Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico"), CI and Sun Life entered into an arrangement whereby, among other things, Sun Life would distribute CI's funds through Sun Life's Clarica sales force on a preferred basis and that CI would perform essentially all administrative and management services to Sun Life's Clarica and Sun*Wise* segregated funds. These activities are in the normal course of business for CI and Sun Life is compensated at normal commercial rates as a distributor of fund products as disclosed in the funds' prospectus or other offering documents. These payments are in the form of commissions on sales of funds on a deferred sales charge basis ($11.0 million for the four months ended September 30, 2006 versus $8.6 million for the three months ended August 31, 2005) and trailer fees ($29.1 million for the four months ended September 30, 2006 versus $18.7 million for the three months ended August 31, 2005). In addition, Sun Life has agreed to reimburse CI for a portion of potential losses on certain investments related to the acquisition of IQON.

Unit Capital

As at September 30, 2006, CI had 138,033,299 trust units and 146,012,228 Exchangeable LP Units outstanding. The Exchangeable LP Units may be exchanged for trust units on or after November 2, 2006.

At September 30, 2006, 5,427,910 options to purchase trust units were outstanding of which 2,650,684 options were exercisable.

Critical Accounting Estimates

Goodwill and Intangible Assets

At the time of acquisition, intangible assets are determined using estimates of fair value and goodwill is recorded as the excess of purchase price over identifiable assets acquired. CI performs impairment tests for goodwill and indefinite life intangible assets at least annually. These tests involve estimates and assumptions. At September 30, 2006, there was no impairment to the carrying amounts nor would a reasonably likely change to material assumptions result in impairment. As well, the useful life of intangible assets is periodically reassessed and it has been determined that no change is required.

Income Taxes

The current and future income tax assets and liabilities are recorded based on interpretation of tax legislation and assumptions about the realization and timing of future benefits and costs. A difference in interpretation by tax authorities or a change in timing or realization of reversals could result in higher or lower tax provisions.

Deferred Sales Commissions

The commission paid on sales of deferred load or back-end products are deferred and amortized over 84 months. This estimate matches the period over which redemption fees are payable by the investor in this type of product. The sum of these potential redemption fees, the terminal redemption value, is significantly greater than the balance of unamortized deferred sales commissions.

Maintenance Capital Expenditures

The amount of capital expenditures required over the next five years is estimated based on current levels of capital expenditures, capital assets currently in use and management's foreseeable plans for the business. A significant change from management's current plans for the business, such as an acquisition of another business or growth that deviates strongly from current forecasts, could cause a material change in the amount of estimated capital expenditures.

Maintenance Deferred Sales Commissions

The amount of deferred sales commissions required over the next five years is estimated based on current redemption levels of assets under management, the trend in these redemption levels, the mix between front-end and back-end financed redemptions, the trend in this redemption mix, the current mix between front-end and back-end financed new sales of assets under management and the trend in this sales mix. A significant change in the trend of redemption and sales levels and the mix of business could cause a material change in the amount of estimated deferred sales commissions.

Change in Accounting Policies

CI has not made any changes to its accounting policies from those reported at May 31, 2006.

Financial Instruments

The fair value of certain financial instruments approximates carrying value at September 30, 2006. This is the case for cash, accounts receivable and prepaid expenses, accounts payable and long-term debt. Marketable securities have a fair value based on quoted market prices, where available, for portfolio investments and seed capital.

CI entered into a total return unit swap to mitigate its exposure to the price of its trust units and fluctuations in its equity-based compensation. The total return unit swap was measured at fair value and any resulting gains or losses were recognized in income. The nature of the swap was discussed under "Off-Balance Sheet Arrangements". During the four months ended September 30, 2006, CI and the bank agreed, under the terms of the swap, to an interim settlement wherein the bank paid $4.5 million to CI.

Disclosure Controls

Pursuant to Multilateral Instrument 52-109, management has assessed the effectiveness of CI's disclosure controls and procedures as at September 30, 2006 and found them to meet required standards.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form are available on SEDAR at www.sedar.com.

Summary of Quarterly Results

(millions of dollars, except per unit/share amounts)

	FISCAL YEARS ENDING								
	December 31, 2006	May 31, 2006				May 31, 2005			
INCOME STATEMENT DATA	Q1*	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Management fees	293.8	294.9	277.5	267.6	270.0	261.5	249.2	240.3	243.6
Administration fees	31.1	34.5	35.3	31.0	30.9	30.9	28.9	25.9	28.8
Other revenues	12.1	14.6	17.6	17.2	32.3	18.1	27.9	19.6	20.4
Total revenues	337.0	344.0	330.4	315.8	333.2	310.5	306.0	285.8	292.8
Net selling, general and administrative	66.2	100.0	93.6	79.8	80.2	68.0	75.2	118.7	66.1
Trailer fees	81.1	80.5	71.8	68.9	69.7	68.7	63.9	60.2	57.9
Investment dealer fees	23.9	26.1	26.6	23.4	23.3	22.4	20.9	18.5	20.3
Amortization of deferred sales commissions	24.1	22.4	20.4	18.8	17.5	16.1	14.2	13.0	12.0
Other expenses	7.9	7.8	5.5	6.9	5.6	5.9	7.0	7.4	7.5
Total expenses	203.2	236.8	217.9	197.8	196.3	181.1	181.2	217.8	163.8
Minority interest	0.0	0.0	0.0	0.0	0.0	0.0	0.8	1.2	1.2
Income before income taxes	133.8	107.2	112.5	118.0	136.9	129.4	124.0	66.8	127.8
Income taxes	(4.6)	37.9	39.4	42.3	45.9	48.6	42.8	25.3	46.5
Net income	138.4	69.3	73.1	75.7	91.0	80.8	81.2	41.5	81.3
Earnings per unit/share	0.49	0.24	0.26	0.26	0.32	0.28	0.28	0.14	0.28
Distributions/Dividends per unit/share	0.50	0.18	0.18	0.18	0.16	0.15	0.25	0.15	0.125

**The results reflect the three months ended September 30, 2006.*



Financial Statements

Consolidated Statements of Income and Deficit

(UNAUDITED)

(in thousands of dollars, except per unit/share amounts)	For the three months ended September 30, 2006	For the four months ended September 30, 2006	For the three months ended August 31, 2005
REVENUE			
Management fees	293,752	387,050	269,982
Administration fees	31,065	42,469	30,929
Redemption fees	7,822	10,484	10,365
Gain (loss) on sale of marketable securities	(27)	(27)	12,654
Other income	4,332	5,939	9,273
	336,944	445,915	333,203
EXPENSES			
Selling, general and administrative	66,228	83,741	80,237
Investment dealer fees	23,866	32,731	23,261
Trailer fees	81,099	107,520	69,727
Amortization of deferred sales commissions and fund contracts	24,809	32,881	18,215
Interest	5,429	6,989	3,219
Other	1,740	4,089	1,627
	203,171	267,951	196,286
Income before income taxes	133,773	177,964	136,917
Provision for (recovery of) income taxes [note 6]			
Current	837	27,713	41,707
Future	(5,420)	(54,487)	4,253
	(4,583)	(26,774)	45,960
Net income for the period	138,356	204,738	90,957
Deficit, beginning of period	(104,584)	(140,109)	(217,901)
Cost of units/shares repurchased in excess of stated value	(8,078)	(38,935)	(5,290)
Distributions/dividends	(238,017)	(238,017)	(80,218)
Deficit, end of period	(212,323)	(212,323)	(212,452)
Earnings per unit/share [note 3(d)]	0.49	0.72	0.32

(see accompanying notes)

Consolidated Statements of Cash Flows

(UNAUDITED)

(in thousands of dollars)	For the three months ended September 30, 2006	For the four months ended September 30, 2006	For the three months ended August 31, 2005
OPERATING ACTIVITIES			
Net income for the period	138,356	204,738	90,957
Add (deduct) items not involving cash			
(Gain) loss on sale of marketable securities	27	27	(12,654)
Amortization of deferred sales commissions and fund contracts	24,809	32,881	18,215
Amortization of other	3,080	3,961	1,215
Equity-based compensation	(14,227)	(25,779)	2,340
Future income taxes	(5,420)	(54,487)	4,253
	146,625	161,341	104,326
Net change in non-cash working capital balances related to operations	(40,433)	(11,739)	(36,923)
Cash provided by operating activities	106,192	149,602	67,403
INVESTING ACTIVITIES			
Additions to capital assets	(2,264)	(2,420)	(4,520)
Purchase of marketable securities	(3,374)	(7,871)	(36,975)
Proceeds on sale of marketable securities	21,189	21,189	118,552
Deferred sales commissions paid	(35,588)	(48,041)	(36,694)
Additions to other assets	(4,769)	(4,769)	–
Cash provided by (used in) investing activities	(24,806)	(41,912)	40,363
FINANCING ACTIVITIES			
Long-term debt	28,533	26,872	(41,996)
Repurchase of unit/share capital	(10,143)	(48,586)	(8,051)
Issuance of unit/share capital	–	37	30
Distributions/dividends paid to unitholders/shareholders	(142,854)	(159,994)	(45,877)
Cash used in financing activities	(124,464)	(181,671)	(95,894)
Net (decrease) increase in cash during the period	(43,078)	(73,981)	11,872
Cash, beginning of period	67,745	98,648	28,305
Cash, end of period	24,667	24,667	40,177
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid	4,879	6,727	3,145
Income taxes paid	40,249	54,143	42,720

(see accompanying notes)

Consolidated Balance Sheets

(UNAUDITED)

(in thousands of dollars)	As at September 30, 2006	As at May 31, 2006
ASSETS		
Current		
Cash	24,667	98,648
Client and trust funds on deposit	74,842	78,750
Marketable securities	13,768	27,113
Accounts receivable and prepaid expenses	79,306	96,045
Future income taxes	23,275	35,960
Total current assets	215,858	336,516
Capital assets	33,147	34,355
Deferred sales commissions, net of accumulated amortization of $371,507 (May 31, 2006 - $401,180)	467,681	451,520
Fund contracts	1,003,773	1,004,774
Goodwill	951,026	951,026
Other assets	50,109	45,340
	2,721,594	2,823,531
LIABILITIES AND UNITHOLDERS'/SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	196,889	118,920
Client and trust funds payable	74,842	78,750
Income taxes payable	16,376	41,268
Equity-based compensation	68,408	94,187
Deferred revenue	-	3,199
Current portion of long-term debt	37,000	-
Total current liabilities	393,515	336,324
Long-term debt	407,001	417,129
Future income taxes	457,942	525,114
Total liabilities	1,258,458	1,278,567
Unitholders'/shareholders' equity		
Unit/share capital (note 3)	1,675,459	1,685,073
Deficit	(212,323)	(140,109)
Total unitholders'/shareholders' equity	1,463,136	1,544,964
	2,721,594	2,823,531

(see accompanying notes)

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit/share amounts]

SEPTEMBER 30, 2006 AND AUGUST 31, 2005 (UNAUDITED)

CI Financial Income Fund ("CI") is an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to a declaration of trust dated May 18, 2006. On June 30, 2006 shareholders of CI Financial Inc. exchanged each of their common shares for one unit of CI ("trust unit"); or one Class B limited partner unit of Canadian International LP ("Exchangeable LP unit") and one special voting unit of CI. Exchangeable LP units are exchangeable into trust units after November 2, 2006

CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and succession planning.

As a result of the conversion to an income trust, CI's year end has been changed to December 31 from May 31. Accordingly, the first period ended September 30, 2006 includes four months. The results of operations and cash flows for the three months ended September 30, 2006 have also been presented and can be compared to the three months ended August 31, 2005.

These unaudited interim consolidated financial statements have been prepared using the continuity of interest of CI Financial Inc. in the assets, liabilities and operations of CI. The comparative consolidated balance sheet as at May 31, 2006, the consolidated statement of income and deficit and the consolidated statement of cash flows for the three months ended August 31, 2005 represent the assets and liabilities, results of operations and cash flows of CI Financial Inc. The consolidated statement of income and deficit and the consolidated statement of cash flows for the four months ended September 30, 2006 include the results of operations and cash flows of CI Financial Inc. to June 30, 2006, the date of conversion.

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2006. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

2. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and net assets of CI Investments Inc. and United Financial Corporation, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Assante Wealth Management (Canada) Ltd. and its subsidiaries, including Assante Capital Management Ltd., Assante Financial Management Ltd. and IQON Financial Management Inc. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

[in thousands of dollars, except per unit/share amounts]

SEPTEMBER 30, 2006 AND AUGUST 31, 2005 (UNAUDITED)

For the three months ended September 30, 2006	Asset Management	Asset Administration	Intersegment Eliminations	Total
Management fees	293,752	–	–	293,752
Administration fees	–	56,303	(25,238)	31,065
Other revenues	10,247	1,880	–	12,127
Total revenue	303,999	58,183	(25,238)	336,944
Selling, general and administrative	54,450	11,778	–	66,228
Investment dealer fees	–	45,079	(21,213)	23,866
Trailer fees	84,321	–	(3,222)	81,099
Amortization of deferred sales commissions and fund contracts	24,978	376	(545)	24,809
Other expenses	1,654	86	–	1,740
Total expenses	165,403	57,319	(24,980)	197,742
Income before income taxes and non-segmented items	138,596	864	(258)	139,202
Interest expense				5,429
Provision for income taxes				(4,583)
Net income				138,356
Identifiable assets	1,612,093	170,207	(11,732)	1,770,568
Goodwill	815,303	135,723	–	951,026
Total assets	2,427,396	305,930	(11,732)	2,721,594

Notes to Consolidated Financial Statements

(in thousands of dollars, except per unit/share amounts)

SEPTEMBER 30, 2006 AND AUGUST 31, 2005 (UNAUDITED)

For the four months ended September 30, 2006	Asset Management	Asset Administration	Intersegment Eliminations	Total
Management fees	387,050	–	–	387,050
Administration fees	–	75,806	(33,337)	42,469
Other revenues	13,966	2,430	–	16,396
Total revenue	401,016	78,236	(33,337)	445,915
Selling, general and administrative	66,919	16,822	–	83,741
Investment dealer fees	–	60,757	(28,026)	32,731
Trailer fees	111,746	–	(4,226)	107,520
Amortization of deferred sales commissions and fund contracts	33,100	501	(720)	32,881
Other expenses	3,972	117	–	4,089
Total expenses	215,737	78,197	(32,972)	260,962
Income before income taxes and non-segmented items	185,279	39	(365)	184,953
Interest expense				6,989
Provision for income taxes				(26,774)
Net income				204,738
Identifiable assets	1,612,093	170,207	(11,732)	1,770,568
Goodwill	815,303	135,723	–	951,026
Total assets	2,427,396	305,930	(11,732)	2,721,594

Notes to Consolidated Financial Statements

(in thousands of dollars, except per unit/share amounts)

SEPTEMBER 30, 2006 AND AUGUST 31, 2005 (UNAUDITED)

For the three months ended August 31, 2005	Asset Management	Asset Administration	Intersegment Eliminations	Total
Management fees	269,982	–	–	269,982
Administration fees	–	56,787	(25,858)	30,929
Other revenues	29,892	2,400	–	32,292
Total revenue	299,874	59,187	(25,858)	333,203
Selling, general and administrative	67,020	13,217	–	80,237
Investment dealer fees	–	43,947	(20,686)	23,261
Trailer fees	73,724	–	(3,997)	69,727
Amortization of deferred sales commissions and fund contracts	18,238	376	(399)	18,215
Other expenses	1,556	71	–	1,627
Total expenses	160,538	57,611	(25,082)	193,067
Income before income taxes and non-segmented items	139,336	1,576	(776)	140,136
Interest expense				3,219
Provision for income taxes				45,960
Net income				90,957

As at May 31, 2005				
Identifiable assets	1,544,212	176,229	(7,397)	1,713,044
Goodwill	815,303	135,723	–	951,026
Total assets	2,359,515	311,952	(7,397)	2,664,070

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit/share amounts]

SEPTEMBER 30, 2006 AND AUGUST 31, 2005 (UNAUDITED)

3. UNIT/SHARE CAPITAL

a) Authorized

i. An unlimited number of trust units of CI.
ii. A limited number of Class B limited partner units ("Exchangeable LP units") of Canadian International LP, and special voting units of CI.

b) Issued

A summary of the changes to CI's unit/share capital pursuant to the conversion from a corporation to an income trust on June 30, 2006 is as follows:

Common shares	Number of Shares (thousands)	Stated Value $
Balance, May 31, 2006	285,681	1,685,073
Issuance of share capital	1	37
Share repurchase	(1,286)	(7,587)
Conversion to CI Financial Income Fund units	(138,384)	(816,264)
Conversion to Canadian International LP units	(146,012)	(861,259)
Balance, June 30, 2006	–	–

	Number of Units (thousands)	Stated Value $
Trust units		
Balance, June 30, 2006		
Conversion from CI Financial Inc. common shares	138,384	816,264
Unit repurchase	(350)	(2,064)
Balance, September 30, 2006	138,034	814,200
Exchangeable LP units		
Balance, June 30, 2006		
Conversion from CI Financial Inc. common shares	146,012	861,259
Balance, September 30, 2006	146,012	861,259
Total	284,046	1,675,459

(in thousands of dollars, except per unit/share amounts)

c) Employee incentive equity option plan

The share options issued pursuant to CI Financial Inc.'s Employee Incentive Stock Option Plan ("the Plan") as amended and restated on June 30, 2006, were exchanged for Trust options that are the economic equivalent of the exchanged options (except that the Trust options will be exercised for trust units, rather than common shares).

A summary of the changes in the Plan is as follows:

	Number of Options (thousands)	Weighted average exercise price $
Options outstanding May 31, 2006	7,253	15.66
Options exercised	(1,804)	15.01
Options cancelled	(21)	16.50
Options outstanding, September 30, 2006	5,428	15.87
Options exercisable, September 30, 2006	2,651	14.41

Options outstanding and exercisable as at September 30, 2006 are as follows:

Exercise price ($)	Number of options outstanding (thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (thousands)
10.51	572	1.5	572
11.27	249	0.5	249
12.01	247	0.7	247
15.59	1,299	2.5	610
15.67	11	3.0	1
17.04	1,274	3.7	665
18.15	1,776	3.8	307
10.51 to 18.15	5,428	2.9	2,651

d) Earnings per unit/share

The weighted average number of units/shares outstanding were as follows:

(thousands)	For the three months ended September 30, 2006	For the four months ended September 30, 2006	For the three months ended August 31, 2005
Basic and diluted	284,222	284,527	286,182

Notes to Consolidated Financial Statements

(in thousands of dollars, except per unit/share amounts)

SEPTEMBER 30, 2006 AND AUGUST 31, 2005 (UNAUDITED)

e) The following table presents the maximum number of units that would be outstanding if all the outstanding options as at October 31, 2006 were exercised:

	(thousands)
Units outstanding at October 31, 2006	283,895
Options to purchase Trust units	5,385
	289,280

4. FOREIGN CURRENCY TRANSLATION

CI enters into forward contracts to manage its foreign exchange exposure related to its investments in U.S. dollar denominated hedge funds. Forward contracts are measured at fair value and any resulting gains or losses are recognized in income. Included in income are foreign exchange gains of $nil [three months ended August 31, 2005 - foreign exchange gains of $4,000].

5. DERIVATIVE FINANCIAL INSTRUMENTS

On June 30, 2006, CI entered into a total return swap transaction agreement (the "Agreement") with a Canadian chartered bank. The Agreement is intended to mitigate CI's exposure to the price of CI's trust units along with fluctuations in its equity-based compensation, and is for a maximum of 4,000,000 units or an aggregate purchase amount of $120,000.

The total return swap is measured at fair value and any resulting gains or losses are recognized in income. On September 11, 2006, CI entered into an interim settlement of its total return swap which resulted in an increase in the equity-based compensation liability and cash by $4,267.

For the period ended August 31, 2005, CI had a similar total return swap transaction agreement that was terminated in March 2006.

6. FUTURE INCOME TAX RATE CHANGES

On June 6, 2006, the federal government enacted the gradual reduction of the federal corporate income tax rate from 21% to 19% by 2010 along with the elimination of the federal corporate surtax rate of 1.12% by 2008. As a result, CI's future income tax liability was reduced by $37.0 million in the four months ended September 30, 2006.

7. SUBSEQUENT EVENT

On October 31, 2006, the federal government announced that it would place a tax on income trust distributions. The effect on CI would be to tax its distributions at corporate tax rates beginning in the year 2011. On November 3, 2006 CI terminated its total return swap, making a settlement payment of $9.4 million, which approximates the decline in its equity-based compensation liability that resulted from the decline in CI's unit price after the government's announcement.

On November 1, 2006, CI announced that conversion of Exchangeable LP units into trust units would be permitted after November 2, 2006 instead of January 1, 2007 as originally contemplated.

On November 9, 2006, the Board of Trustees declared a cash distribution of $0.1675 per unit payable on December 15, 2006, increasing to $0.18 per unit payable on January 15, and February 15, 2007.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

CI FINANCIAL

2 Queen St. East, Twentieth Floor, Toronto, Ontario M5C 3G7

WWW.CI.COM


CSL Limited
(SEC File No. 82-03785)
Application for Reinstatement of Exemption Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended



EXHIBIT D

Initial Application Pursuant to Rule 12g3-2(b) Under the Exchange Act

82- SUBMISSIONS FACING SHEET

INITIAL
Do Not Separate
Process Together

MICROFICHE CONTROL LABEL


94 14 3308

REGISTRANT'S NAME: CSL Limited

*CURRENT ADDRESS: 45 Poplar Road
Parkville VIC 3052
Australia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED BY
JUN 0 8 1994
DISCLOSURE INC.

FILE NO. 82- 3785 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☑	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: mo

DATE : 6-2-94

12G3-2B - 82- 3785

SULLIVAN & CROMWELL

DOMESTIC TELEPHONE: (03) 654-1500
FACSIMILE: (03) 654-2422
INTERNATIONAL TELEPHONE: 61-3-654-1500
FACSIMILE: 61-3-654-2422

JEFFREY F. BROWNE
(ADMITTED IN NEW YORK AND AUSTRALIA)
DUNCAN C. McCURRACH
(ADMITTED IN NEW YORK)

101 Collins Street, Melbourne 3000

:: BROAD STREET, NEW YORK 10004-2498
250 PARK AVENUE, NEW YORK 10177-0021
1701 PENNSYLVANIA AVE., N.W., WASHINGTON, D.C. 20006-5805
444 SOUTH FLOWER STREET, LOS ANGELES 90071-2901
8, PLACE VENDÔME, 75001 PARIS
ST. OLAVE'S HOUSE, 9A IRONMONGER LANE, LONDON EC2V 8EY
2-1, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100
GLOUCESTER TOWER, 11 PEDDER STREET, HONG KONG

April 29, 1994

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Special Counsel
Office of International Corporate Finance

Re: Application for Exemption under
Rule 12g3-2(b) by CSL Limited

Dear Sirs:

This letter is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of CSL Limited, a corporation organized under the laws of the Australian Capital Territory, Commonwealth of Australia (the "Company"), in order to establish the exemption from the registration requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder (the "Rule") in connection with the proposed offering of the Company's Ordinary Shares, par value A$1.00 per share (the "Ordinary Shares"). The Government of the Commonwealth of Australia (the "Government") is presently the record holder of 100% of the outstanding Ordinary Shares of the Company. Since its formation in 1916 as Commonwealth Serum Laboratories, the Company has become one of Australia's largest manufacturers of pharmaceutical products. In 1961 the Company's predecessor in title, the Commonwealth Serum Laboratories Commission (the "Commission"), was incorporated as a statutory corporation under the Commonwealth Serum Laboratories Act 1961 (Cth) (the "CSL Act"). In 1991, the Commission was converted to a public company under the Corporations Law of the Australian Capital

Territory. The Government has now decided to sell all its shares in the Company. Legislative provision for that sale has been made in the CSL Sale Act 1993 (Cth) (the "Sale Act"), which substantially amended the CSL Act. We enclose a copy of the latest reprint of the CSL Act (reprinted as at December 31, 1991) and of the Sale Act; these should be read as a whole.

The Company currently anticipates that the Government will sell 130,000,000 Ordinary Shares (which equals 100% of the Company's issued share capital) through an offering in Australia, and an offering in certain other countries, not including the United States, each in reliance upon the exemption from registration under the Securities Act of 1933 provided by Regulation S thereunder, and an offering in the United States of Ordinary Shares in reliance upon the exemption from registration under the Securities Act of 1933 provided by Rule 144A thereunder.

The Company currently anticipates that the offering and sale of the Ordinary Shares by the Government will be completed by May 27, 1994 (the "Closing Date"). The Ordinary Shares of the Company are not presently listed on the Australian Stock Exchange Limited (the "ASX"), but application has been made to have them listed and it is expected that the application will be approved by May 27, 1994. The Company has respectfully requested that the exemption under the Rule to which this application relates be granted by the Closing Date or as soon thereafter as practicable.

Because the reporting obligations of the Company will change significantly after the Closing Date and the listing of the Company on the ASX, two separate lists of material information made public or required to be made public by the Company have been included hereunder. The first list ("List A") identifies all material information made public,

filed or distributed to the Company's shareholder from July 1, 1992 (the beginning of the Company's last full financial year) up to the date of this application. This list is of historical relevance only. The second list ("List B") identifies all relevant reporting obligations of the Company subsequent to the Closing Date and the listing of the Company's Ordinary Shares on the ASX (which is expected to occur on or about the Closing Date)[1/]. This list identifies the information that will be furnished to the SEC on an ongoing basis if the Company is added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Exchange Act. For each item of material information there is also set forth below the date on which such item is required to be made public, filed with an exchange or distributed to security holders, and the entity or law requiring such item to be made public, distributed or filed.

Copies of each of the items of material information referred to in List A (those made public, filed or distributed since the beginning of the Company's most recently ended fiscal year (July 1, 1992)) are enclosed herewith.

[1/] The list of material information required to be filed with the ASX has been compiled on the assumption that the Company's application to list its Ordinary Shares on the ASX will be approved. The Company has no reason to believe that its application to list on the ASX will not be approved. As of the date hereof, the Company is not subject to the reporting requirements of the ASX and, accordingly, has not filed or furnished any information to the ASX. The Company expects to become subject to the reporting requirements of the ASX on or about May 27, 1994.

LIST A

MATERIAL INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED FROM BEGINNING OF LAST FULL FINANCIAL YEAR (JULY 1, 1992) UP TO THE DATE OF THIS APPLICATION

Title: **Annual Return**

Date: Within one month of the Company's annual general meeting.

Entity/Law: Australian Corporations Law, s.335.

Attached: Annual Returns dated November 24, 1992 and November 26, 1993, as filed with the Australian Securities Commission.

Title: **Annual Report to Shareholder**

Date: At least 14 days before the Company's annual general meeting.

Entity/Law: Australian Corporations Law, s.315.

Attached: Annual Reports to the shareholder for the years ended June 30, 1992 and June 30, 1993, containing the documents required to be laid before the Company's annual general meeting by s.316 of the Australian Corporations Law.

Title: **Notification of Change to Officeholders**

Date: Within one month of a person ceasing to be, or being appointed as, a director.

Entity/Law: Australian Corporations Law ss.242, 361.

Attached: Notifications dated October 22, 1992, February 5, 1993 and October 29, 1993, as filed with the Australian Securities Commission.

Title: Notification of allotment of shares

Date: Within one month after the allotment.

Entity/Law: Australian Corporations Law, s.187.

Attached: Notification dated January 20, 1994.

Title: Notification of details of shares allotted other than for cash

Date: Within one month after the allotment.

Entity/Law: Australian Corporations Law, s.187.

Attached: Notification dated January 20, 1994, including a copy of contract under which shares were allotted.

Title: Return showing division or conversion of shares into classes

Date: Within one month after division or conversion.

Entity/Law: Australian Corporations Law, s.196.

Attached: Return dated January 20, 1994.

Title: **Prospectus**

Date: No specified time limit.

Entity/Law: Australian Corporations Law s.1018.

Attached: Prospectus offering for sale by the Commonwealth of Australia 130,000,000 ordinary shares in the Company dated April 18, 1994.

Title: **Notification of resolution**

Date: Within one month of passing of resolution.

Entity/Law: Australian Corporations Law, s.256.

Attached: Notification of resolution dated April 12, 1994 adopting new Articles of Association.

Title: **Media releases with respect to Material Developments**

Date: No specified time limit.

Entity/Law: Not applicable.

Attached: Press releases dated August 2, 1992, August 19, 1992, October 20, 1992 and February 11, 1994. Undated press release concerning 1991/92 results.

LIST B

MATERIAL INFORMATION TO BE MADE PUBLIC, FILED OR DISTRIBUTED ON A REGULAR BASIS FROM JUNE 1994

Title:	**Notice of Annual General Meeting**
Date:	The meeting must be held within five months after the end of the Company's fiscal year. Notice of the meeting must be given to shareholders at least fourteen days in advance of the meeting, or if a special resolution is to be proposed at the meeting, at least twenty one days in advance thereof.
Entity/Law:	Australian Corporations Law, s.247.

Title:	**Annual Return**
Date:	Within one month of the Company's annual general meeting.
Entity/Law:	Australian Corporations Law, s.335.

Title:	**Annual Report to Shareholders**
Date:	At least 14 days before Company's Annual General Meeting.
Entity/Law:	Australian Corporations Law, s.315 ASX Listing Rule 3C(1).

Title: **Preliminary Final Report and Dividend Announcement**

Date: Within seventy five days after the end of the Company's fiscal year.

Entity/Law: ASX Listing Rule 3B(2).

Title: **Half Yearly Consolidated Report to Australian Stock Exchange**

Date: Within seventy five days after the end of the first half yearly period in the Company's fiscal year.

Entity/Law: ASX Listing Rule 3B(1).

Title: **Media Releases with respect to Material Developments**

Date: Immediately.

Entity/Law: ASX Listing Rule 3J(1).

In addition to the items of material information referred to in List B above, the Australian Corporations Law (the "Corporations Law") requires the Company to notify the Australian Securities Commission ("ASC") of particular events relating to the Company, some of which may be material to investors. Such events include changes in the composition of the Company's Board of Directors, shareholder resolutions amending the Company's Memorandum or Articles of Association and alterations to the Company's share capital.

The Corporations Law also requires, in respect of many offers for subscription or purchase of securities of a

corporation, the preparation of a prospectus which complies with the Corporations Law and lodgement of that prospectus with the ASC. In these cases, the relevant prospectus must be filed with the ASC prior to the opening of the offering. Some prospectuses must be registered by the ASC. Before registering a prospectus, the ASC reviews the prospectus to ensure that it meets certain requirements prescribed by the Corporations Law. However, registration of a prospectus is no guarantee that the prospectus complies with all the requirements of the Corporations Law. If the corporation issuing the prospectus is or wishes to be admitted to the Official List of the ASX, a copy of the prospectus must be lodged with the ASC prior to the opening of the offering.

The only prospectus relating to the Company since it became a public company in 1991 is the document referred to in List A above. That prospectus was lodged with the ASC on April 18, 1994, registered by the ASC on April 19, 1994 and lodged with the ASX on April 20, 1994.

Representatives of the Company have informed us that the Company agrees to furnish to the SEC, on an ongoing basis, the information listed and discussed above promptly after such information is made public, filed or distributed to its security holders. If the information that the Company makes or is required to make public pursuant to Australian law, or files or is required to file with any stock exchange or distributes or is required to distribute shall change from that listed above, the representatives of the Company have advised us that the Company will furnish the SEC with a revised list reflecting such changes.

Information furnished in connection herewith is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act. In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be furnished with the understanding that such information and

documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In connection with this application for exemption, the Company also wishes to notify the SEC that as of the date hereof, the Commonwealth of Australia owns 100% of the equity securities of the Company. Accordingly, there are no holders of the Company's equity securities resident in the United States.

The Company understands that, after the SEC staff has reviewed this letter and the enclosures, a file number will be issued to the Company, and that file number will be stamped on all documents thereafter furnished by the Company to the SEC.

Please direct any notices, questions or comments regarding this letter to the undersigned at the above address, with a copy to the Company Secretary, CSL Limited, 45 Poplar Road, Parkville, Victoria, 3052, Australia.

Please stamp the enclosed copy of this letter to acknowledge receipt of these materials and return it to our waiting messenger.

Very truly yours,

Gary W. Cobbledick

(Enclosures)

cc: Peter Tuohy
(CSL Limited)

Ian Renard
(Arthur Robinson & Hedderwicks)

MELBOURNE\10263

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

May 23, 1994

Stop 3-9

BY TELECOPY [011-61-3-654-2422] AND U.S. MAIL

Gary Cobbledick
Sullivan & Cromwell
101 Collins Street
Melbourne 3000
Australia

SEC fax transmittal memo

	# of pages 1
To Gary Cobbledick	From Luise Welby
Co.	Mail Stop 3-9
Dept.	Phone # 202-272-3246
Fax # 011-61-3-654-2422	Fax # 202-272-2677

SEC 2270 (3-91)

Re: 12g3-2(b) Exemption Application for:
CSL Limited
Domicile: Australia
Application Received on: May 3, 1994

Dear Mr. Cobbledick:

This acknowledges receipt of the above referenced application. Pursuant to the staff's review, we have the following comments:

As previously discussed, your application for an exemption is premature as CSL Limited (the "Company") is not yet subject to the type of disclosure system contemplated by Rule 12g3-2(b)(1)(i) and (3). Please be advised that an exemption file number will not be issued until the Ordinary Shares are listed on the Australian Stock Exchange Limited (the "ASX"). Please advise the staff when such shares are listed.

Sincerely,



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 1994

Stop 3-9

BY TELECOPY [011-61-3-654-2422] AND U.S. MAIL

Gary Cobbledick
Sullivan & Cromwell
101 Collins Street
Melbourne 3000
Australia

SEC fax transmittal memo		# of pages 1
To Gary Cobbledick	From Luise Welby	
Co.	Mail Stop 3-9	
Dept.	Phone # 202-272-3246	
Fax # 011-61-3-654-2422	Fax # 202-272-2677	

SEC 2270 (3-81)

Re: 12g3-2(b) Exemption Application for:
CSL Limited
Domicile: Australia
Application Received on: May 3, 1994

Dear Mr. Cobbledick:

This acknowledges receipt of the above referenced application. Pursuant to the staff's review, we have the following comments:

As previously discussed, your application for an exemption is premature as CSL Limited (the "Company") is not yet subject to the type of disclosure system contemplated by Rule 12g3-2(b)(1)(i) and (3). Please be advised that an exemption file number will not be issued until the Ordinary Shares are listed on the Australian Stock Exchange Limited (the "ASX"). Please advise the staff when such shares are listed.

Sincerely,

Luise M. Welby
Special Counsel
Office of International
Corporate Finance

cc: Company Secretary
CSL Limited

SULLIVAN & CROMWELL
101 COLLINS STREET • MELBOURNE • AUSTRALIA 3000

May 31, 1994

MESSAGE TO:	COMPANY:	FACSIMILE NO.:
Luise Welby	SEC -- Office of International Corporate Finance	(202) 272-2677

FROM: Gary W. Cobbledick

RE: CSL Limited

NUMBER OF PAGES (INCLUDING THIS COVER SHEET): 6

MESSAGE: Dear Luise,

Please see attached.

I hope you had a pleasant and relaxing long weekend.

Best regards,

G.W.C.

If there are any problems with this facsimile, please call

Home:
Gary W. Cobbledick
(03) 696-9477 (In Australia)
(61-3) 696-9477 (Outside Australia)

Office:
Sullivan & Cromwell
(03) 654-1500 (In Australia)
(61-3) 654-1500 (Outside Australia)
(61-3) 654 2422 (Facsimile)

SULLIVAN & CROMWELL

May 31, 1994

MEMORANDUM TO: Luise Welby
(Securities and Exchange Commission)

FROM: Gary W. Cobbledick

RE: CSL Limited -- Rule 12g3-2(b) Exemption

Further to our discussion last week and your written comments on the application by CSL Limited ("CSL") to be added to the list of foreign issuers eligible to claim the exemption afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934, I have attached hereto a copy of a certificate issued by the Australian Stock Exchange Limited ("ASX") to CSL certifying that CSL has been admitted to the Official List of the ASX as of May 30, 1994. As a result of the admission of CSL to the Official List of the ASX, CSL has become subject to the Listing Rules of the ASX and the disclosure obligations mandated thereby, as described in CSL's letter to the SEC requesting exemptive relief under Rule 12g3-2(b), dated April 29, 1994. As we believe that CSL is now subject to the type of disclosure system contemplated by Rule 12g3-2(b), we would be grateful if CSL could be assigned a file number and added to the list of foreign issuers eligible to claim exemption thereunder.

If you require any additional evidence that CSL has been admitted to the Official List of the ASX (such as, for example, a certified copy of the certificate), please do

not hesitate to notify me of such requirement. For your interest, I have also attached hereto an extract from the daily ASX share quotations for May 30, 1994, and several articles that appeared in the *Australian Financial Review* that discuss the CSL offering. The extracts provide secondary evidence of the fact that CSL has been admitted to trading on the ASX.

Please contact me at (613) 654-1500 with any questions.

Best regards,

G.W.C.

(Attachments)

10869



AUSTRALIAN STOCK EXCHANGE LIMITED

A.C.N. [illegible]
Incorporated in the A.C.T. by Act of Parliament

THIS IS TO CERTIFY THAT

CSL Limited

IS ADMITTED TO THE OFFICIAL LIST

[signature]
NATIONAL MANAGER COMPANIES

[signature]
STATE MANAGER COMPANIES

DATE 30 May 1994

Source: Australian Financial Review, May 30, 1994.

INDUSTRIAL STOCKS

52 week High	52 week Low	Day's High	Day's Low	ASX code	Company Name and par value	Last sale	+ or −	Vol 100's	Quote Buy	Quote Sell	Dividend c per Share	Dividend Times cov	Net asset back	Div yield %	Earn share c	P/E ratio
.33	.11	-	-	CHLO	CCI Hldgs optdd-	.20		-	.21	.25	-	-	-	-	-	-
1.20	.930	1.10	1.10	CMF	CMAustcorp$1	1.10	-1	210	1.09	1.13	8.88	1.00	1.14	9.07	9.88	11.0
.62	.41	.50	.54	CMFCA	CMAustcorp c/50c	.46		132	.54	.55	-	-	-	-	-	-
2.561	2.36	2.541	2.36	CSLDA	CSL def$1	2.42		60604	2.42	2.44	-	-	-	-	-	-
5.450	3.82	5.14	4.92	CSR	CSR$1	4.93	-21	7215	4.92	4.94	24.00 f	1.15*	3.33	4.87	27.50	17.9
5.00	4.70	-	-	CSRGA	CSR cvn8734	5.00			-	-	32.00	-	-	6.40	-	-
.64	.03	.48	.48	CUC	CUC Aust20c	.48		240	.47	.48	-	-	-	-	-	-
.50	.12	-	-	CVC	CVC20c	.30		-	.30	.32	-	-	.27	-	3.40	8.8
11.14	8.367	9.90	9.30	CBS	CadburyPL...	9.90		1	9.90	10.00	29.96	2.12	1.58	3.03	80.00	12.6
3.50	2.30	3.05	2.90	CTX	Caltex$1	3.05	+5	4102	2.90	3.05	10.00 f	3.00	4.16	3.28	20.00	15.2
1.18	.90	.99	.90	CBI	Camboolya30c	.99		30	.97	.99	3.15 f	1.10*	1.22	3.18	3.48	28.4
.15	.03¼	.03¼	.03¼	CBIO	Cambooya optdd-	.03½		840	.03	.04	-	-	-	-	-	-
4.00	3.25	-	-	CPG	Cam Bros50c	4.00		-	4.00	4.20	16.00 f	1.62	1.43	4.00	24.24	16.5
.13	.05	.08	.08	CNF	Canning30c	.08		40	.08	.12	-	-	.13	-	.60	13.3
.82	.70	.81	.79	CPY	Cannon Int$1	.79	-2	420	.75	.80	6.40	1.00	.75	8.10	6.40	12.3
1.10	.09	.72	.70	CAG	Cape Rnge20c	.70	-1	100	.70	.72	-	-	-	-	1.20	58.3
.90	.30	.50	.50	CAGO	Cape Rnge o84dd-	.50	-2	130	.47	.40	-	-	-	-	-	-
3.50	3.10	3.20	3.20	CPO	Capguard50c	3.20		12	3.20	3.25	16.50 f	-	-	5.16	-	-
.61	.37	.44	.44	CIL	Capitalin25c	.44		150	.42	.45	1.00	-	-	2.27	-	-
2.601	2.040	2.59	2.56	CPL	Capital P$1	2.59	+2	139	2.59	2.60	16.10	1.00	2.44	6.00	16.10	14.3
2.43	2.20	2.42	2.42	CPLN	Capital P new$1	2.42	+2	80	2.43	-	-	-	-	-	-	-
.18	.18	.18	.18	CPLO	Capital P optdd-	.18		80	.18	-	-	-	-	-	-	-
-	-	-	-	CPLNB	Capital P ndef$1	-		-	2.50	-	-	-	-	-	-	-
1.32	.88	.91	.91	CAD	Carillon40c	.91		40	.90	.92	4.00 f	1.91	2.25	4.40	7.86	11.9
12.80	10.45½	-	-	CIN	Carlton 50c	12.00		-	12.04	12.40	10.00 f	4.236	15.38	.83	42.27	28.4
1.78	1.71	-	-	CINPA	Carlton I pref$2	1.78		-	1.70	-	14.00 f	-	-	8.09	-	-
.68	.45	.45	.45	CCW	Carlovers25c	.46	-9	200	.44	.47	1.30	-	-	3.33	-	-
1.80	1.50	-	-	CCC	Carrington50c	1.80		-	1.71	-	10.00 f	-	1.06	5.26	-	-
.63	.17	.55	.54½	CGE	Carringt20c	.55	+4	8700	.53	.56	-	-	.28	-	6.70	8.2
.30	.08	.55	.50	CGEOA	Carringt o86dd-	.50	-2	2290	.50	.61	-	-	-	-	-	-
3.35	2.40	3.09	3.09	CNY	CarterHolt41c	3.09		71	3.09	3.19	6.56	2.41	1.80	2.18	15.83	19.5
2.73	1.64	1.59	1.59	CLSDA	Castlemaine def$1	1.59		82	1.60	1.60	37.00	1.00	3.05	23.27	37.00	4.3
1.91	1.12	1.10	1.10	CBO	Centaq200	1.18		622	1.10	1.19	12.00 f	2.128	.67	10.17	25.60	4.5
.90	.38	.85	.85	CWM	Cent West30c	.85	-2	10	.80	.85	-	-	.01	-	-	-
2.60	1.909	2.31	2.31	CEP	Centro$1	2.31		151	2.32	2.33	21.70 f	.88	2.21	9.39	19.00	12.2
1.50	1.21	-	-	CEPCA	Centro ...	1.81		-	1.51	1.50	-	-	-	-	-	-
.86	.374	.67	.67	CNI	Centurion50c	.67	+4	50	.66	.70	1.00 f	4.005	.83	1.49	4.00	16.8
.75	.34	.65	.65	CDG	Century D50c	.66		500	.64	.65	2.00	3.00	.74	3.08	6.00	10.8
.64	.53	.64	.63	CDGO	Century D ovn850c	.60	-4	170	.63	.64	5.10	-	-	8.10	-	-
3.01	1.01	-	-	CLI	Chall Int25c	2.80		-	2.80	2.85	12.25 f	1.56	.40	4.38	19.00	14.7
3.86	2.20	3.61	3.58	CLG	Chal Bank$1	3.60		1206	3.60	3.61	20.00 f	1.13*	2.11	5.55	22.50	16.0
4.37	3.15	-	-	CLGG	Chal Bank cvns$2.20	3.84		-	-	3.78	26.80	-	-	7.58	-	-
5.10	3.06	3.40	3.40	CLGGA	Chal Bank cvn$$3	3.40	+5	2	3.40	3.60	17.10	-	-	5.03	-	-
1.00	.62	-	-	CHH	Chalmers50c	1.40		-	1.31	-	3.00 f	.03	1.07	1.88	.27	559.3
1.20	.47	-	-	CNC	Champion20c	1.05		-	1.07	1.40	4.00 f	2.05	.35	3.74	8.10	13.2
.15	.07½	-	-	CHA	Chardon-	.10		-	.11	.11	-	-	.03	-	.20	50.0
.18	.04	-	-	OGA	O Cruise60c	.10		-	.09	.15	-	-	.10	-	-	-
4.10	1.15	1.90	1.90	CHF	Char Pac50c	1.90	-1	80	1.85	1.90	-	-	.20	-	-	-
3.50	.90	-	-	CHFO	Char Pac o87dd-	1.30		-	1.35	1.50	-	-	-	-	-	-
1.82	1.64	-	-	CTM	Chatham50c	1.70		-	1.70	1.77	8.00 f	1.10	2.15	4.71	8.44	19.2
.10	.08	-	-	CNG	ChlorOnlt20c	.10		-	.10	-	-	-	-	-	-	-
.91	.38	-	-	CPT	Chiltern2.08	.40		-	.44	.90	-	-	.58	-	-	-
8.50	7.50	-	-	CHO	Choiseul$1	7.50		-	7.65	8.00	29.00 f	1.16	6.82	3.79	33.77	22.7
2.00	.42	1.10	1.10	CIR	Circadian10c	1.10	+3	75	1.10	1.20	-	-	.10	-	-	-
1.11	1.00	-	-	CIFG	Citi Int cvn$52.08	1.06		-	1.00	1.10	23.98	-	-	22.57	-	-
.52	.10	-	-	CTG	Citigroup25c	.21		-	.26	.44	-	-	.15	-	-	-
.90	.41	.80	.80	CIS	CitiState25c	.80		250	.79	.80	-	-	.63	-	-	-
.40	.15	.38	.35	CVI	Cityview20c	.35		30	.25	.35	-	-	.19	-	.37	94.6
2.60	2.20	-	-	CLL	Clarius$1	2.30		-	2.30	2.44	7.00 f	1.60*	1.36	3.04	11.33	20.3
1.85	1.474	1.50	1.50	CMT	Clements50c	1.50		30	1.48	1.57	-	-	1.80	-	1.14	131.6
.30	.14	-	-	CCH	Club Crest20c	.24		-	.24	.26	1.00	2.00	.10	4.17	2.90	10.9
1.70	.40	.51	.50	CUA	Clothe50c	.51		1625	.50	.51	-	-	1.28	-	-	-
1.76	.49	-	-	CUAG	Clothe cvnts-	1.00		-	.98	1.00	14.25	-	-	14.25	-	-
.36	.06	.10	.10	CUAO	Clothe n8/fdd-	.10		100	.10	.11	-	-	-	-	-	-
2.75	1.87	2.50	2.48	CLY	Clyde50c	2.50		64	2.50	2.05	8.00 f	.94*	1.15	3.40	8.00	31.3
14.00	10.60	13.10	13.10	CNA	Coal All$1	13.10	+30	10	13.00	13.20	70.00 f	2.21	7.01	5.34	150.00	8.5
1.10	.73	-	-	CNAPA	Coal All pref50c	1.05		-	1.00	-	3.50 f	-	-	3.33	-	-
1.166	.662	-	-	CKC	Ckbrn Crp50c	1.03		-	1.03	1.19	5.00 f	-	.50	4.80	-	-
1.02	1.01	-	-	CKCN	Ckbrn Crp def50c	1.02		-	1.01	1.05	-	-	-	-	-	-
3.08	2.75	3.00	2.90	COF	Coffey In50c	2.90		30	2.85	2.9[illegible]	24.00 f	.94	.43	8.28	22.00	12.9
.86½	.420	.80	.80	CLD	Coldstrm50c	.80	+5	40	.75	.85	-	-	.67	-	-	-
.81	.81	-	-	CLDN	Coldstrm def50c	.81		-	-	.82	-	-	-	-	-	-
.40	.05	-	-	CLDO	Coldstrm o96dd-	.40		-	.20	.35	-	-	-	-	-	-
.35	.16	-	-	CLDOA	Coldstrm o94dd-	.20		-	.10	-	-	-	-	-	-	-
5.70	4.20	4.369	4.30	CML	ColesMyer50c	4.35	-2	4549	4.35	4.36	19.50 f	1.56	2.49	4.48	30.40	14.3
26.70	20.10	26.80	26.70	CMLPA	ColesMyer pref50c	26.70	10	65	26.70	26.80	170.00 f	-	-	6.37	-	-
.25	.04½	-	-	CNS	Collinos20c	.09		-	.07	.08	-	-	.10	-	-	-
3.70	1.85	-	-	CNL	Collins74c	3.00		-	3.00	3.20	14.00	2.18	3.31	4.93	32.28	9.3
.10	.07	.11	.11	CLM	Collins M50c	.11		40	.10	.11	-	-	-	-	-	-
.01½	.01½	-	-	CLMO	Collins M o94dd-	.01½		-	-	-	-	-	-	-	-	-
.03	.00½	-	-	CLMOA	Collins M op94d-	.01		-	-	.01	-	-	-	-	-	-
6.75	3.16	5.30	5.00	CMC	Comalco$1	5.30	-10	486	5.30	5.35	6.00 f	2.36	2.00	1.13	14.10	37.6
1.10	.91	-	-	CWL	C'wth Sec$1	1.01		-	1.01	1.15	2.52	1.00	1.00	2.50	2.52	40.1
.29	.10	.23	.22	CPW	CompetPwr50c	.23	-2	4500	.22	.24	-	-	-	-	1.40	16.4
2.30	2.20	2.25	2.24	CPU	Computer20c	2.25	-3	2556	2.25	2.27	-	-	-	-	-	-
1.85	1.37	-	-	CMU	ConManuf50c	1.00		-	1.58	1.75	7.50	.71	.58	4.52	5.30	31.3
.08	.01	-	-	CMUR	ConManuf rts-	.01		-	-	.01	-	-	-	-	-	-
.98	.67	.76	.76	CFA	ConsFoods20c	.76		90	.75	.76	3.00	2.53	.25	3.95	7.68	10.0
3.60	1.686	3.10	3.10	CPI	ConsPaper50c	3.10		1	3.00	3.10	9.70 f	1.53*	1.10	3.13	14.81	20.9
.16	.09½	-	-	CPF	Consinvst20c	.09½		-	.00½	.10	-	-	.16	-	-	-
.10	.04	-	-	CPFOA	Consinvst o96dd-	.04½		-	.04½	.06	-	-	-	-	-	-
.96	.80	-	-	CES	Cooper E$1	.92		-	.50	.90	-	-	-	-	-	-
.20	.08	.11	.11	COR	Cord25c	.11		160	.10	.11	-	-	.08	-	-	-
.11	.02	.03½	.03½	CORO	Cord optdd-	.03½		2500	.03½	.04	-	-	-	-	-	-
1.60	.80	-	-	CRI	Corlecal50c	.98		-	.98	1.00	-	-	.92	-	-	-
1.78	.88	1.10	1.10	CTY	Country R50c	1.10		200	1.10	1.15	2.50 f	.3	.88	2.27	-	-
1.75	1.40	-	-	CTYPA	Country R NCPref50c	1.40		-	1.42	1.50	11.55	-	-	8.13	-	-
6.60	5.90	-	-	CYG	Coventry50c	6.15		-	6.00	6.15	25.00 f	1.69	4.69	4.07	42.20	14.6
.35	.16	.22	.22	COW	Cowden25c	.22	+5	20	.19	.22	.50 f	4.20	-	2.27	2.10	10.5
9.82	5.303	9.00	9.00	CRG	Crane$1	9.00	+2	28	8.90	9.25	30.00 f	1.58*	9.51	3.33	47.60	18.9
1.62	1.13	1.46	1.46	CRV	Crevet70c	1.46		64	1.40	1.46	3.00 f	-	-	2.05	-	-
.09	.18	-	-	CRW	Crown Cap50c	.39		-	-	.39	-	-	.44	-	-	-
1.758	1.20	1.43	1.41	CRO	CroCasino50c	1.42	-1	1391	1.42	1.43	-	-	-	-	-	-
107.17	93.30	96.70	95.00	CROHA	CroCasino unsnt-	95.70	+70	8	95.50	98.00	1000.0	-	-	10.45	-	-
1.25	.70	-	-	CRF	Cryofab50c	1.11		-	.99	1.10	-	-	.01	-	-	-
2.23	1.05	1.65	1.65	CMK	Cumnock10c	1.66		10	-	1.65	-	-	-	-	-	-
.50	.27	-	-	CMKO	Cumnock o95dd-	.30		-	.25	.30	-	-	-	-	-	-
10.165	7.97	9.16	9.13	CRA	[illegible]	[illegible]										

CSL float provokes buying attack by local institutions

By IAN PORTER

INSTITUTIONS that were not prepared to offer close to the $2.30-a-share issue price for pharmaceutical manufacturer CSL Ltd aggressively bought into the company yesterday, ensuring a strong debut on the sharemarket.

Trading on a deferred delivery basis started at a little over the $2.30 issue price and closed with a final trade at $2.43 after 5.3 million shares had changed hands.

"It's been a good day. We're delighted with the result," CSL managing director Dr Brian McNamee said. "The closing price offers a nice little premium to shareholders."

The strong demand was reported to have come from local institutions, many of whom were absent from the list of the top 20 shareholders released yesterday.

It is believed some of the larger players not represented on the list, including AMP and the NML, may have bid aggressively at the lower end of the price range of $2 to $2.40 and missed the cut when the strike price was set at $2.30.

The price range was set by the Federal Government and the lead manager, McIntosh Corporate, as part of the constrained open priced tender system, which has been used only a few times in Australia.

Dr McNamee said he believed the pricing method had worked "pretty well".

Pre-float demand was so strong that institutions which tendered for shares at any price within the range received only a small proportion of their application. One investment manager received only 28 per cent and was surprised by the competition for scrip.

One theory for the relatively small representation of big local institutions is that there is no benchmark against which to value a pharmaceutical company in Australia.

Dr McNamee said the pharmaceutical sector was not that well-known in this country. In addition, he said, the float was a privatisation and conducted via a complex selling system.

At the top of the list of local institutions are National Nominees (6.74 per cent) and ANZ Nominees (5.94 per cent) but these holdings are believed to include several allocations.

The largest identifiable holder is [illegible]A Investment Management with 1.36 per cent. Other offshore names include Kemper Investment, JP Morgan (Australia) and Bayerische Landesbank Munich. "Some of the offshore fund managers have an enormous knowledge of the pharmaceutical industry," Dr McNamee said.

However, he said he was still surprised at the strength of bidding by offshore institutions, which took the 20 per cent of shares reserved for them.

"The level of international interest was partly because they know of the excellent science in Australia," he said. "The demand. . . . shows they are willing to take a view on Australian medical science."



DELIGHTED: Dr McNamee sees 'a nice little premium'

Foreigner investors stampede

From back page



While the Government is pleased with the final float result, the absence of major local funds on the share register could lead to short-term volatility in the CSL share price.

Many of the retail and foreign investors have bought on the expectation of making a stag profit.

If solid buying interest in the stock does not emerge, the stock could be pushed back down towards the issue price as the disappointed would-be stags free up cash to move on to the next big play.

However, the downside below the issue price of $2.30 would appear limited. At $2.30, CSL is trading on a dividend yield of 4.7 per cent and an untaxing price-earnings multiple of about 14.6.

However, if local institutions changed their views and began moving towards market weighting, the share price could rise quite dramatically.

The natural market weighting for the major institutions that have missed out on CSL stock would be around 25-30 per cent of the company's issued capital.

That's an awful lot of potential demand just waiting to be triggered by CSL showing that it can deliver on its promises. CSL managing director Brian McNamee would no doubt love to do just that.

Happy returns

THE management of most Australian companies will do just about anything with their shareholders' money — including losing it on a throw of the dice — rather than hand it back and admit that they can't find a good use for it.

But West Australian Newspapers Ltd (WAN) chairman Trevor Eastwood certainly does not fit that mould. Less than three years after WAN went public in a float that raised $185 million, Eastwood and his fellow directors are handing $128 million of it back.

The reason: WAN's major assets — the monopolistic daily *The West Australian* — spins off more cash than can be profitably invested at present. It spins off $65-70 million a year in cash, yet the group's debt is a mere $30 million.

Rather than punting shareholders' hard-earned savings on high-risk ventures, WAN's directors have simply decided to give the money back via a 68¢-a-share capital return.

As the cash refund is a return of capital rather than a dividend, it is tax free in the hands of shareholders. Perth restaurants were no doubt doing a brisk trade last night.

☐ Ivor Ries


AUSTRALIA

REPRINT No. 2

COMMONWEALTH SERUM LABORATORIES ACT 1961

Reprinted as at 31 December 1991

TABLE OF PROVISIONS

Section

31555 (P.R.A. 1/92)—Cat. No. 91 4808 8

Section

PART 4—USE OF CERTAIN NAMES

PART 5—STAFF MATTERS

PART 6—TAXATION MATTERS

PART 7—MISCELLANEOUS


AUSTRALIA

COMMONWEALTH SERUM LABORATORIES ACT 1961

An Act relating to the constitution of CSL as a public company, and for other purposes

PART 1—PRELIMINARY

Short title

1. This Act may be cited as the *Commonwealth Serum Laboratories Act 1961.*[1]

Commencement

2. This Act shall come into operation on a date to be fixed by Proclamation.[1]

Interpretation

3. In this Act, unless the contrary intention appears:

"articles" means articles of association;

"CSL" means the body corporate that, at the commencement of this section, exists, because of this Act, under the name "Commonwealth Serum Laboratories Commission" ;

"employment" , in relation to a staff member, means employment by, or service with, CSL;

"group company" means:

(a) CSL; or

(b) a wholly-owned subsidiary of CSL;

"member" , in relation to CSL at any time before the transition, includes a Commissioner and the Managing Director;

"memorandum" means memorandum of association;

"operate" , in relation to a name, has the meaning given by section 4;

"protected body" means a group company that is a trading corporation, or a financial corporation, within the meaning of paragraph 51 (20) of the Constitution;

"protected business name" means any of the following names:

(a) "CSL" ;

(b) "Commonwealth Serum Laboratories" ;

(c) such other names as are prescribed for the purposes of this definition;

"protected company name" means any of the following names:

(a) "Commonwealth Serum Laboratories Limited" ;

(b) such other names as are prescribed for the purposes of this definition;

"protected name" means a protected business name or a protected company name;

"protection time" , in relation to a protected name, means the time immediately before:

(a) in the case of a name prescribed for the purposes of the definition of "protected business name" or "protected company name" —the name first becoming prescribed; or

(b) in any other case—the commencement of section 14 of the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990*;

"registered" , in relation to a name, includes reserved;

"share" , in relation to CSL, means a share in the share capital of CSL;

"staff member" means a person who, immediately before the transition is:

(a) the Managing Director of CSL; or

(b) an officer or employee of CSL;

"subsidiary" has the meaning given by section 5;

"transferring asset" means an asset to which a determination under paragraph 31A (1) (a) applies;

"transferring liability" means a liability to which a determination under paragraph 31A (1) (b) applies;

"transition" means the commencement of Part 3, being the Part inserted by section 13 of the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990*;

"wholly-owned subsidiary" , in relation to CSL, means a body corporate:

(a) that is a subsidiary of CSL; and

(b) none of whose members is a person other than:

(i) CSL; or

(ii) a body corporate that is, under any other application or applications of this definition, a wholly-owned subsidiary of CSL; or

(iii) a nominee of CSL or of a body of a kind referred to in subparagraph (ii); and

(c) no share in which is beneficially owned by a person other than:

(i) CSL; or

(ii) a body of a kind referred to in subparagraph (b) (ii).

Operating under a name

4. A reference in this Act to a protected body operating in a State or Territory under a particular name includes a reference to the body engaging in conduct that, for the purposes of a law in force in the State or Territory, constitutes:

(a) in any case—using the name in the State or Territory; or

(b) if the name is the body's name—establishing a place of business or carrying on business under the name in the State or Territory; or

(c) if paragraph (b) does not apply—carrying on business under the name in the State or Territory.

Subsidiaries

5. For the purposes of this Act, the question whether a body corporate is a subsidiary of another body corporate shall be determined in the same way as the question whether a corporation is a subsidiary of another corporation is determined under the *Companies Act 1981*.

Operation of Act

6. This Act applies both within and outside Australia.

Extension to external Territories

7. This Act extends to all external Territories.

PART 2—CREATION OF CAPITAL STRUCTURE AND OTHER STEPS PRIOR TO CONVERSION OF CSL INTO A PUBLIC COMPANY

Share capital of CSL

8. **(1)** As from the commencement of this Part, CSL is to have a share capital.

(2) The amount of the share capital must be equal to the amount that subsection 9 (1) requires to be applied as mentioned in that subsection.

(3) The share capital must be divided into shares of $1 each.

(4) The share capital may be divided into classes of shares.

(5) As from the transition, this section has effect subject to the *Companies Act 1981*.

Issue of shares in CSL

9. **(1)** As soon as practicable after the commencement of this Part, CSL must apply the capital that it has at that commencement in paying up, in full, shares in CSL.

(2) If the amount of the capital is not a multiple of $1, subsection (1) applies as if the amount were reduced to the nearest multiple of $1.

(3) As soon as practicable after complying with subsection (1), CSL shall issue the shares paid up under that subsection:

(a) to the Commonwealth; or

(b) to nominees of the Commonwealth;

as the Minister directs in writing.

(4) Rights may be attached to shares included in a class of shares.

(5) The issue of shares under subsection (3) discharges in full CSL's obligations to repay the capital to the Commonwealth.

(6) The shares issued under subsection (3) are to be taken to have been issued for valuable consideration other than cash, being the discharge effected by subsection (5).

(7) A person is not a member of CSL at any time before the transition merely because the person holds shares in CSL.

CSL to apply to be registered as company etc.

10. (1) CSL must, before the transition:

(a) apply to the National Companies and Securities Commission under subsection 85 (1) of the *Companies Act 1981* to be registered as a company limited by shares within the meaning of that Act; and

(b) apply to the National Companies and Securities Commission under subsection 55 (1) of the *Companies Act 1981* for the reservation of the name "Commonwealth Serum Laboratories Limited" ; and

(c) lodge with the National Companies and Securities Commission a proposed memorandum, and proposed articles, for CSL; and

(d) if the rights attached to shares included in a class of shares under subsection 9 (4) are not provided for in the memorandum or articles, lodge with the National Companies and Securities Commission the statement referred to in subsection 124 (1) of the *Companies Act 1981*.

(2) Subject to the regulations, the application mentioned in paragraph (1) (a) must be accompanied by the documents required by subsection 85 (4) of the *Companies Act 1981* to accompany such an application.

(3) The applications mentioned in paragraphs (1) (a) and (b) must be made to the National Companies and Securities Commission by delivering them to the office of the Corporate Affairs Commission for the Australian Capital Territory and the documents mentioned in paragraphs (1) (c) and (d) and subsection (2) must be lodged with the National Companies and Securities Commission by lodging them at that office.

(4) CSL is to be taken to be entitled to make the applications referred to in paragraphs (1) (a) and (b), and to lodge the documents mentioned in paragraph (1) (c) and subsection (2).

(5) The National Companies and Securities Commission is to be taken:

(a) to have been required to reserve the name "Commonwealth Serum Laboratories Limited" under subsection 55 (2) of the *Companies Act 1981*; and

(b) to have so reserved that name immediately after the making of the application mentioned in paragraph (1) (b).

New name of CSL

11. **(1)** On the day immediately before the transition, CSL's name is, by force of this subsection, changed to "Commonwealth Serum Laboratories Limited".

(2) Subsection 65 (5) of the *Companies Act 1981* applies in relation to the change of name made by subsection (1) as if:

(a) CSL was a company, within the meaning of that Act, when the change was made; and

(b) the change was made under that Act.

(3) This section has effect in spite of anything in the *Companies Act 1981*, but nothing in this section prevents:

(a) CSL from later changing its name under section 65 of that Act; or

(b) the cancellation, under Division 2 of Part III of that Act, of the registration of a name.

PART 3—CONVERSION OF CSL INTO A PUBLIC COMPANY

Effect of Part—summary

12. After the commencement of this Part:

(a) CSL is a company registered under the *Companies Act 1981*; and

(b) CSL's name is "Commonwealth Serum Laboratories Limited"; and

(c) CSL is a public company, and a company limited by shares, within the meaning of that Act; and

(d) that Act applies, subject to this Act, in relation to CSL.

CSL taken to be registered under Companies Act

13. **(1)** The National Companies and Securities Commission is to be taken:

(a) to have been required to grant the application mentioned in paragraph 10 (1) (a) and to register CSL as a company under subsection 86 (2) of the *Companies Act 1981*; and

(b) to have granted the application at the commencement of this Part; and

(c) to have so registered CSL, at the commencement of this Part:

   (i) by the name "Commonwealth Serum Laboratories Limited"; and

(ii) in accordance with subsections 86 (3) and (4) of the *Companies Act 1981*, as a public company, and as a company limited by shares, within the meaning of that Act; and

(d) to have registered the name "Commonwealth Serum Laboratories Limited" in relation to CSL at the commencement of this Part, under subsection 55 (4) of the *Companies Act 1981*.

(2) The date of commencement of CSL's registration as a company under Division 4 of Part III of the *Companies Act 1981* is to be taken to be the day of commencement of this Part.

(3) For the purposes of Division 4 of Part III of the *Companies Act 1981*, CSL shall be taken to have been on the day before the commencement of this Part, and to be at that commencement, a corporation within the meaning of that Act.

Memorandum and Articles of CSL

14. (1) As from the commencement of this Part, the proposed memorandum, and the proposed articles, lodged under paragraph 10 (1) (c):

(a) are respectively the memorandum, and the articles, of CSL; and

(b) bind CSL and its members accordingly.

(2) As from the commencement of this Part, the *Companies Act 1981* applies in relation to CSL's memorandum and articles as if they had been registered as such under that Act.

Membership of CSL

15. (1) A person who immediately before the commencement of this Part was, or was acting as, a member of CSL, ceases at that commencement to be, or to act as, such a member.

(2) Each person who holds shares in CSL at the commencement of this Part becomes, by force of this subsection, a member of CSL at that commencement.

(3) A person referred to in subsection (2) is, in relation to membership of CSL, entitled to the same rights, privileges and benefits, and is subject to the same duties, liabilities and obligations, as if the person had become a member of CSL under CSL's memorandum and articles.

Application of certain provisions of Companies Act

16. **(1)** Where all the shares in CSL are beneficially owned by the Commonwealth, subsection 82 (1) and paragraph 364 (1) (d) of the *Companies Act 1981* do not apply in relation to CSL and subsection 244 (6) of that Act applies as if:

(a) the Commonwealth were a holding company, within the meaning of that subsection, of CSL; and

(b) the Commonwealth held the whole of the issued shares in CSL; and

(c) the Minister were a representative of the Commonwealth authorised under subsection 244 (3) of that Act.

(2) Paragraph 86 (6) (b) and subsections 87 (4) and 90 (5) of the *Companies Act 1981* do not apply in relation to CSL.

(3) For the purposes of section 360 of the *Companies Act 1981*, a person is not a past member of CSL merely because he or she was a member of the CSL Commission, or acted as a member of the Commission, before the commencement of this Part.

Accounting Records

17. For the purposes of the *Companies Act 1981*, accounts and records kept under section 63F of the *Audit Act 1901* (as that section applied to CSL because of this Act) are to be taken to be accounting records kept by CSL under a provision of a previous law of the Australian Capital Territory, being a provision corresponding to section 267 of the *Companies Act 1981*.

Accounts

18. **(1)** This section has effect for the purposes of:

(a) the *Companies Act 1981*; and

(b) the *Companies (Transitional Provisions) Act 1981* as it applies in relation to, and in relation to persons and matters associated with CSL because of subsection 90 (6) of the *Companies Act 1981*.

(2) A report and financial statements that were prepared under section 63H of the *Audit Act 1901* (as that section applied to CSL because of this Act) in relation to a period and furnished to the Minister on a particular day is to be taken to be a profit and loss account of CSL that was:

(a) made out in relation to that period; and

(b) laid before CSL at an annual general meeting of CSL held on that day.

Operation of section 25B of Acts Interpretation Act

19. Nothing in this Act or in the *Companies Act 1981* affects, or is affected by, section 25B of the *Acts Interpretation Act 1901* as that section applies in relation to CSL.

PART 4—USE OF CERTAIN NAMES

Protected body may operate under protected company name

20. A protected body whose name is a protected company name may operate under the name in a State or Territory even if the name is not registered in relation to the body under a particular law, or any law, in force in the State or Territory.

Protected body may operate under protected business name

21. **(1)** A protected body may operate under a protected business name in a State or Territory even if the name is not registered in relation to the body under a particular law, or any law, in force in the State or Territory.

(2) Nothing in this section permits more than one body to operate under the same name at the same time in the same State or Territory.

Other persons not to use protected names

22. **(1)** Except with the consent in writing of CSL, a person other than a protected body must not:

(a) use in relation to a business, trade, profession or occupation; or

(b) use as the name, or as part of the name, of any firm, body corporate, institution, premises, vehicle, ship or craft (including aircraft); or

(c) apply, as a trade mark or otherwise, to goods imported, manufactured, produced, sold, offered for sale or let for hire; or

(d) use in relation to:

(i) goods or services; or

(ii) the promotion, by any means, of the supply or use of goods or services;

a protected name, or a name so closely resembling a protected name as to be likely to be mistaken for it.

Penalty: $3,000.

(2) Nothing in subsection (1) limits anything else in that subsection.

Exceptions for pre-existing rights

23. **(1)** Nothing in section 22, so far as it applies in relation to a particular protected name, affects rights conferred by law on a person in relation to:

(a) a trade mark that is registered under the *Trade Marks Act 1955*; or

(b) a design that is registered under the *Designs Act 1906*;

and was so registered at the protection time in relation to the name.

(2) Nothing in section 22, so far as it applies in relation to a particular protected name, affects the use, or rights conferred by law relating to the use, of a name (in this subsection called the **"relevant name"**) by a person in a particular manner if, at the protection time in relation to the protected name, the person:

(a) was using the relevant name in good faith in that manner; or

(b) would have been entitled to prevent another person from passing off, by means of the use of the relevant name or a similar name, goods or services as the goods or services of the first-mentioned person.

Use of other names by protected bodies

24. This Part does not prevent a protected body from operating in a State or Territory under a name other than a protected name.

Effect on State and Territory laws

25. This Part does not prevent a protected body from registering a name under a law of a State or Territory.

PART 5—STAFF MATTERS

Employment of staff members continues after transition

26. Subject to this Part, each staff member continues, at and after the transition to be employed by CSL on the terms and conditions on which he or she was employed by CSL immediately before the transition.

Act not to affect certain matters relating to staff members

27. **(1)** This section has effect for the purposes of the application, at any time at or after the transition, of a law, award, determination or agreement in relation to the employment of a staff member.

(2) Neither his or her contract of employment, nor his or her period of employment, shall be taken to have been broken by the operation of this Act.

(3) Without limiting section 26 or subsection (2) of this section, this Act does not affect any accrued rights that the staff member had immediately before the transition in relation to any kind of leave.

(4) Where:

(a) if the staff member had, immediately before the transition, ceased to be employed by CSL, it would have been necessary to take into account a period during which the staff member was employed by CSL or any other person to determine:

  (i) an amount payable to the staff member; or

  (ii) a benefit to which the staff member would have been entitled;

because of his or her so ceasing; and

(b) but for this subsection, some or all of that period would not have to be taken into account as a period during which the staff member was employed by CSL;

CSL shall treat the whole of the first-mentioned period as a period during which the staff member was employed by it.

Effect of sections 26 and 27

28. Sections 26 and 27 are enacted only for the avoidance of doubt and, in particular, do not limit subsection 65 (5) or 87 (2) of the *Companies Act 1981.*

Variation of terms and conditions of employment

29. **(1)** It is a term of each staff member's employment after the transition that the terms and conditions of that employment may be varied to the extent to which, and in the manner in which, the terms and conditions of his or her employment could, immediately before the transition, be varied under this Act.

(2) Nothing in this Part prevents the terms and conditions of a staff member's employment after the transition from being varied:

(a) in accordance with those terms and conditions; or

(b) by or under a law, award, determination or agreement.

(3) In this section:

"terms and conditions" includes a term or condition existing because of subsection (1);

"vary" , in relation to terms and conditions, includes vary by way of:

(a) omitting any of those terms and conditions; or

(b) adding to those terms and conditions; or

(c) substituting new terms or conditions for any of those terms and conditions.

Application of Part IV of Public Service Act

30. For the purposes of the application of Part IV of the *Public Service Act 1922* in relation to a staff member, CSL shall be taken to be, at and after the transition, a Commonwealth authority for the purposes of that Part.

PART 6—TAXATION MATTERS

Interpretation

31. In this Part:

"exempt matter" means:

(a) a transfer of assets or liabilities under section 31A; or

(b) an issue of shares under subsection 9 (3); or

(c) the reservation of name made by subsection 10 (5); or

(d) the change of name made by subsection 11 (1); or

(e) CSL's registration as a company by force of this Act; or

(f) the operation of the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990*; or

(g) giving effect to a matter referred to in another paragraph of this definition or giving effect to the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990*;

"tax" includes:

(a) sales tax; and

(b) tax imposed by the *Debits Tax Act 1982*; and

(c) fees payable under the *Companies (Fees) Act 1981*; and

(d) stamp duty; and

(e) any other tax, fee, duty, levy or charge;

but does not include income tax imposed as such by a law of the Commonwealth.

Exemptions relating to exempt matters

32. Tax under a law of the Commonwealth or a State or Territory is not payable in relation to:

(a) an exempt matter; or

(b) anything done (including a transaction entered into or an instrument or document made, executed, lodged or given) because of, or for a purpose connected with or arising out of, an exempt matter.

Minister may certify in relation to exemptions

33. (1) The Minister may, by signed writing, certify that:

(a) a specified matter or thing is an exempt matter; or

(b) a specified thing was done (including a transaction entered into or an instrument or document made, executed, lodged or given) because of, or for a purpose connected with or arising out of, a specified exempt matter.

(2) For all purposes and in all proceedings, a certificate under subsection (1) is conclusive evidence of the matters certified unless the contrary is established.

CSL taken to have had share capital for purposes of Income Tax Assessment Act

34. For the purposes of the *Income Tax Assessment Act 1936*, CSL shall be taken to have had, at all times before it complied with subsection 9 (3) of this Act, a share capital all the issued shares in which were, at all such times, beneficially owned by the Commonwealth.

Treatment of acquisitions of transferring assets for purposes of Income Tax Assessment Act

35. For the purposes of the *Income Tax Assessment Act 1936* after the commencement of this Part:

(a) CSL is to be taken to have acquired a transferring asset on the day on which that asset was acquired by the Commonwealth; and

(b) CSL is to be taken to have paid or given, in relation to its acquisition of a transferring asset, the consideration paid or given by the Commonwealth in relation to the acquisition of that asset by the Commonwealth and to have done so when the Commonwealth paid or gave the consideration; and

(c) CSL is to be taken to have incurred, in relation to its acquisition of a transferring asset, the liability to pay or give consideration incurred by the Commonwealth in relation to the acquisition of that asset by the Commonwealth and to have done so when the Commonwealth incurred the liability; and

(d) CSL is to be taken to have incurred, in relation to a transferring asset, costs and expenditure of the kinds referred to in paragraph 160ZH (1) (b), (c), (d) or (e) of the *Income Tax Assessment Act 1936* incurred by the Commonwealth in relation to the asset and to have done so when the Commonwealth incurred the costs or expenditure.

PART 7—MISCELLANEOUS

CSL not public authority etc.

36. CSL, as it exists after the transition, shall be taken for the purposes of a law of the Commonwealth or a State or Territory:

(a) not to have been incorporated or established for a public purpose or for a purpose of the Commonwealth; and

(b) not to be a public authority or an instrumentality or agency of the Crown;

except so far as express provision is made by a law of the Commonwealth, State or Territory, as the case may be.

Judicial notice of CSL's seal

37. **(1)** All courts, judges and persons acting judicially shall take judicial notice of the imprint of the seal of CSL appearing on a document and shall presume that it was duly affixed.

(2) Subsection (1) applies only in relation to an imprint that was affixed, or appears to have been affixed, before the transition.

Compensation for acquisition of property

38. **(1)** Where, but for this section, the operation of this Act would result in the acquisition of property from a person otherwise than on just terms, there is payable to the person by CSL such reasonable amount of compensation as is agreed on between the person and CSL or, failing agreement, as is determined by a court of competent jurisdiction.

(2) Any damages or compensation recovered or other remedy given in proceedings that are instituted otherwise than under this section shall be taken into account in assessing compensation payable in proceedings that are instituted under this section and that arise out of the same event or transaction.

(3) In this section:

"acquisition of property" and **"just terms"** have the same respective meanings as in paragraph 51 (31) of the Constitution.

Additional powers and functions under State or Territory laws

39. **(1)** It is the intention of the Parliament that CSL should have such additional powers and functions as are conferred on it by or under a law of a State or Territory.

(2) Subsection (1) has effect subject to the regulations.

Annual return

40. **(1)** Where CSL:

(a) lodges an annual return in accordance with section 263 of the *Companies Act 1981*; or

(b) lodges a similar annual return in accordance with another law of the Commonwealth;

CSL must, as soon as practicable after doing so, give the Minister a copy of the return together with a copy of each document (if any) lodged with the return.

(2) The Minister is to cause a copy of the return and of each of the documents to be laid before each House of the Parliament within 15 sitting days of that House after their receipt.

Delegations

41. The Minister may by signed writing delegate to an officer of the Department all or any of the powers and functions of the Minister under this Act.

Regulations

42. **(1)** The Governor-General may make regulations not inconsistent with this Act, prescribing matters:

(a) required or permitted by this Act to be prescribed; or

(b) necessary or convenient to be prescribed for carrying out or giving effect to this Act.

(2) A name is not to be prescribed for the purposes of the definition of "protected business name" or "protected company name" in section 3 later than 6 months after the day on which section 13 of the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990* commences.

NOTE

1. The *Commonwealth Serum Laboratories Act 1961* as shown in this reprint comprises Act No. 38, 1961 amended as indicated in the Tables below.

Table of Acts

Act	Number and year	Date of Assent	Date of commencement	Application, saving or transitional provisions
Commonwealth Serum Laboratories Act 1961	38, 1961	2 June 1961	2 Nov 1961 (see *Gazette* 1961, p. 3729)	
Statute Law Revision (Decimal Currency) Act 1966	93, 1966	29 Oct 1966	1 Dec 1966	—
Commonwealth Serum Laboratories Act 1970	42, 1970	24 June 1970	24 June 1970	—
Statute Law Revision Act 1973	216, 1973	19 Dec 1973	31 Dec 1973	Ss. 9 (1) and 10
	as amended by 20, 1974	25 July 1974	31 Dec 1973	—
Administrative Changes (Consequential Provisions) Act 1978	36, 1978	12 June 1978	12 June 1978	S. 8
Commonwealth Serum Laboratories Amendment Act 1980	7, 1980	24 Mar 1980	1 July 1980	S. 30
Statute Law *(Miscellaneous Provisions) Act (No. 1) 1985*	65, 1985	5 June 1985	S. 3: 3 July 1985 (*a*)	—
Health Legislation Amendment Act (No. 2) 1985	167, 1985	16 Dec 1985	Part I (ss. 1 and 2), Part II (ss. 3-24), ss. 25, 26 (2), 27, 37, 38, 42, 43, 55, 57, 65-70 and 72-74: Royal Assent S. 28: 1 Feb 1984 S. 30: 5 Sept 1985 Ss. 58-64: 1 May 1985 Remainder: 22 Feb 1986 (*see Gazette* 1986, No. S64)	S. 24

NOTE—continued
Table of Acts—continued

Act	Number and year	Date of Assent	Date of commencement	Application, saving or transitional provisions
Health Legislation Amendment Act (No. 2) 1986	94, 1986	13 Oct 1986	Ss. 4 (1), 6-8, 10, 12, 14 (2) and 36: 1 Oct 1986 Ss. 5, 14 (3), 17 (1), 18, 19, 21, 23-28, 30, 32 and 35: 1 Nov 1986 Ss. 16, 31, 33 and 38 (2), (3), (4): 1 Jan 1987 Ss. 4 (2), 17 (2), 20, 22 and 29: 1 Apr 1987 (*see Gazette* 1987, No. S57) Remainder: Royal Assent	—
Community Services and Health Legislation Amendment Act (No. 2) 1988	155, 1988	26 Dec 1988	S. 41 (1): Royal Assent (*b*)	—
Therapeutic Goods Act 1989	21, 1990	17 Jan 1990	15 Feb 1991	—
Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990	77, 1990	22 Oct 1990	Ss. 6, 10, 13, 17: 1 Apr 1991 (*see Gazette* 1991, No. S75) S. 9 (2): (c) S. 11: 1 Apr 1991 S. 12: 22 Feb 1991 S. 16: 1 Apr 1991 Remainder: Royal Assent	S. 15 and 16 (5), (6)

(a) The *Commonwealth Serum Laboratories Act 1961* was amended by section 3 only of the *Statute Law (Miscellaneous Provisions) Act (No. 1) 1985*, subsection 2 (1) of which provides as follows:

"(1) Subject to this section, this Act shall come into operation on the twenty-eighth day after the day on which it receives the Royal Assent."

(b) The *Commonwealth Serum Laboratories Act 1961* was amended by subsection 41 (1) only of the *Community Services and Health Legislation Amendment Act (No. 2) 1988*, subsection 2 (1) of which provides as follows:

"(1) Subject to this section, this Act commences on the day on which it receives the Royal Assent."

NOTE—continued

Table of Acts—continued

(c) "(2) Subsection 9 (2) commences immediately after subsection 44B (3) of the Principal Act as amended by this Act is complied with."

The date on which the Commonwealth Serum Laboratories Limited certified that the requirements of subsection 44B (3) had been complied with was 22 March 1991.

Table of Amendments

Certain provisions of the *Commonwealth Serum Laboratories Act 1961* were repealed either prior to renumbering by the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990* (No. 77, 1990) or by that Act. The amendment history of the repealed provisions appears in Table 1 below.

TABLE 1

ad. = added or inserted am. = amended rep. = repealed rs. = repealed and substituted

Provision affected	How affected
S. 4	rs. No. 7, 1980 am. No. 167, 1985; No. 94, 1986; No. 21, 1990 rep. No. 77, 1990
S. 5	am. No. 36, 1978; No. 7, 1980 rep. No. 77, 1990
S. 6	am. No. 7, 1980; No. 167, 1985; No. 21, 1990 rep. No. 77, 1990
Part II (ss. 7, 8, 10, 11, 11A, 12-21, 23, 23A-23C, 24-27, 31, 31A, 32-34, 34A, 34B, 35-44)	rep. No. 77, 1990
S. 7	am. No. 77, 1990 rep. No. 77, 1990
S. 8	am. No. 216, 1973; No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 9	rep. No. 7, 1980
S. 10	rep. No. 77, 1990
S. 11	am. No. 167, 1985 rep. No. 77, 1990
S. 11A	ad. No. 94, 1986 rep. No. 77, 1990
S. 12	rs. No. 7, 1980 rep. No. 77, 1990
Ss. 13, 14	rep. No. 77, 1990
Ss. 15, 16	am. No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 17	rep. No. 77, 1990
S. 18	am. No. 167, 1985 rep. No. 77, 1990
Div. 2 (ss. 19-21)	rep. No. 77, 1990

NOTE—continued
Table of Amendments—continued
TABLE 1—continued

ad. = added or inserted am. = amended rep. = repealed rs. = repealed and substituted

Provision affected	How affected
S. 19	am. No. 42, 1970; No. 216, 1973 rs. No. 7, 1980 am. No. 167, 1985 rep. No. 77, 1990
S. 20	am. No. 93, 1966; No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 21	rs. No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 22	rep. No. 7, 1980
Heading to Div. 3 of Part II	am. No. 167, 1985 rep. No. 77, 1990
Div. 3 (ss. 23, 23A-23C)	rep. No. 77, 1990
S. 23	am. No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 23A	ad. No. 7, 1980 am. No. 167, 1985 rep. No. 77, 1990
S. 23B	ad. No. 7, 1980 rep. No. 167, 1985
S. 23C	ad. No. 7, 1980 am. No. 167, 1985 rep. No. 77, 1990
Div. 4 (ss. 24-27)	rep. No. 77, 1990
S. 24	rep. No. 77, 1990
S. 25	rs. No. 7, 1980 rep. No. 77, 1990
S. 26	am. No. 93, 1966; No. 216, 1973; No. 7, 1980; Nos. 65 and 167, 1985 rep. No. 77, 1990
S. 27	am. No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
Ss. 28, 29	rep. No. 7, 1980
S. 30	rep. No. 216, 1973 (as am. by No. 20, 1974)
Div. 5 (ss. 31, 31A, 32-34, 34A, 34B, 35-39, 42)	rep. No. 77, 1990
S. 31	am. No. 7, 1980 rep. No. 77, 1990
S. 31A	ad. No. 77, 1990 rep. No. 77, 1990
S. 32	am. No. 36, 1978; No. 7, 1980; No. 77, 1990 rep. No. 77, 1990

NOTE—continued
Table of Amendments—continued
TABLE 1—continued

ad. = added or inserted am. = amended rep. = repealed rs. = repealed and substituted

Provision affected	How affected
S. 33	am. No. 36, 1978; No. 7, 1980 rep. No. 77, 1990
S. 34	am. No. 36, 1978 rs. No. 7, 1980 rep. No. 77, 1990
Ss. 34A, 34B	ad. No. 7, 1980 rep. No. 77, 1990
S. 35	am. No. 7, 1980 rs. No. 167, 1985 rep. No. 77, 1990
S. 36	am. No. 7, 1980; No. 167, 1985 rep. No. 77, 1990
S. 37	rs. No. 7, 1980 rep. No. 77, 1990
S. 38	rs. No. 7, 1980 am. No. 167, 1985 rep. No. 77, 1990
S. 39	am. No. 36, 1978 rs. No. 7, 1980 rep. No. 77, 1990
Ss. 40, 41	rs. No. 7, 1980 rep. No. 167, 1985
S. 42	am. No. 216, 1973; No. 36, 1978; No. 7, 1980 rep. No. 77, 1990
Div. 6 (ss. 43, 44)	rep. No. 77, 1990
S. 43	rep. No. 77, 1990
S. 44	am. No. 36, 1978; No. 7, 1980 rs. No. 167, 1985 rep. No. 77, 1990
Part III (ss. 44A, 45)	rep. No. 77, 1990
S. 44A	ad. No. 7, 1980 am. No. 155, 1988 rep. No. 77, 1990
S. 45	rep. No. 77, 1990

NOTE—continued

Table of Amendments—continued

The amendment history of the *Commonwealth Serum Laboratories Act 1961* after renumbering by the *Commonwealth Serum Laboratories (Conversion into Public Company) Act 1990* appears in Table 2 below.

TABLE 2

ad. = added or inserted am. = amended rep. = repealed rs. = repealed and substituted

Provision affected	How affected
Title	rs. No. 77, 1990
S. 3	rep. No. 216, 1973 ad. No. 77, 1990
Ss. 4-7	ad. No. 77, 1990
Part 2 (ss. 8-11)	ad. No. 77, 1990
Ss. 8-11	ad. No. 77, 1990
Part 3 (ss. 12-19)	ad. No. 77, 1990
Ss. 12-19	ad. No. 77, 1990
Part 4 (ss. 20-25)	ad. No. 77, 1990
Ss. 20-25	ad. No. 77, 1990
Part 5 (ss. 26-30)	ad. No. 77, 1990
Ss. 26-30	ad. No. 77, 1990
Part 6 (ss. 31-35)	ad. No. 77, 1990
Ss. 31-35	ad. No. 77, 1990
Part 7 (ss. 36-42)	ad. No. 77, 1990
Ss. 36-42	ad. No. 77, 1990

Table of Amendments—continued

TABLE SHOWING PARTS, DIVISIONS AND SECTIONS OF THE *COMMONWEALTH SERUM LABORATORIES ACT 1961* AFTER RENUMBERING BY THE *COMMONWEALTH SERUM LABORATORIES (CONVERSION INTO PUBLIC COMPANY) ACT 1990* (No. 77, 1990)

NOTE—This Table does not form part of the *Commonwealth Serum Laboratories Act 1961*, and is provided for convenience of reference only.

Old Number	New Number	Old Number	New Number	Old Number	New Number
Part I	Part 1	44G	14	54	29
Section	Section	44H	15	55	30
1	1	44J	16	Part V	Part 6
2	2	44K	17	Section	Section
3	3	44L	18	56	31
3A	4	44M	19	57	32
3B	5	Part III	Part 4	58	33
3C	6	Section	Section	59	34
3D	7	45	20	60	35
Part IIA	Part 2	46	21	Part VI	Part 7
Section	Section	47	22	Section	Section
44A	8	48	23	61	36
44B	9	49	24	62	37
44C	10	50	25	63	38
44D	11	Part IV	Part 5	64	39
Part IIB	Part 3	Section	Section	65	40
Section	Section	51	26	66	41
44E	12	52	27	67	42
44F	13	53	28		

Published for the Attorney-General's Department by the Australian Government Publishing Service

Printed by Authority by the Commonwealth Government Printer

9 780644 224673


AUSTRALIA

CSL Sale Act 1993

No. 88 of 1993

TABLE OF PROVISIONS

52029 Cat. No. 93 4638 3

TABLE OF PROVISIONS—*continued*

Section

TABLE OF PROVISIONS—*continued*

Section

TABLE OF PROVISIONS—*continued*


AUSTRALIA

CSL Sale Act 1993

No. 88 of 1993

An Act relating to the sale of CSL Limited, and for related purposes

[*Assented to 30 November 1993*]

The Parliament of Australia enacts:

PART 1—PRELIMINARY

Division 1—Short title and commencement

Short title

5 **1.** This Act may be cited as the *CSL Sale Act 1993*.

Commencement

2.(1) Part 1 and sections 7 and 47 commence on the day on which this Act receives the Royal Assent.

(2) Sections 8 to 46 (inclusive) and sections 48 to 53 (inclusive)
10 commence on the sale day.

(3) Sections 5 and 6 are taken to have commenced on 22 February 1991.

(4) If a provision of this Act has not commenced before 31 December 1994, the provision is taken to have been repealed on that day.

Division 2—Interpretation

Interpretation

3.(1) In this Act, unless the contrary intention appears:

"CSL" means the body corporate known before the sale day as CSL Limited by whatever name called, and in whatever form that body corporate takes, from time to time;

"CSL body" means CSL or a CSL subsidiary;

"CSL subsidiary" means a body corporate that is a subsidiary of CSL;

"Corporations Law" means the Corporations Law of a State or an internal Territory;

"DFRDB Act" means the *Defence Force Retirement and Death Benefits Act 1973*;

"employee" includes apprentice;

"Long Service Leave Act" means the *Long Service Leave (Commonwealth Employees) Act 1976* as in force immediately before the sale day;

"Maternity Leave Act" means the *Maternity Leave (Commonwealth Employees) Act 1973*;

"sale day" is the day declared under section 4;

"share", in relation to a body corporate, means a share in the body's share capital;

"SRC Act" means the *Safety, Rehabilitation and Compensation Act 1988*;

"Supervisory Mechanisms Act" means the *Superannuation Benefits (Supervisory Mechanisms) Act 1990*;

"voting share" has the same meaning as in the Corporations Law.

(2) For the purposes of this Act, the question whether a body corporate is a subsidiary of another body corporate is to be determined in the same manner as that question is determined under the Corporations Law.

The sale day

4.(1) The Minister for Finance must, by notice in the *Gazette*, declare the day described in subsection (2) to be the sale day.

(2) The day to be specified in the notice is the day that, in the opinion of the Minister for Finance, is the first day after the commencement of this Part on which a majority of the voting shares in CSL are acquired by a person, or persons, other than the Commonwealth or a nominee of the Commonwealth.

(3) The notice must be published within 14 days after the specified day.

PART 2—AMENDMENT OF THE COMMONWEALTH SERUM LABORATORIES ACT 1961

Principal Act

5 **5.** In this Part, **"Principal Act"** means the *Commonwealth Serum Laboratories Act 1961*[1].

Share capital of CSL

6. Section 8 of the Principal Act is amended:

(a) by omitting from subsection (1) "a" and substituting "an authorised and issued";

10 (b) by inserting in subsection (2) "issued" after "The amount of the".

Insertion of new Part

7. After Part 3 of the Principal Act the following Part is inserted:

"PART 3A— NATIONAL INTEREST RESTRICTIONS ON CSL LIMITED

15 ***"Division 1—Purpose and interpretation***

Purpose

"19A. The purpose of this Part is to:

(a) provide for certain matters which affect the national interest in relation to the operations of CSL; and

20 (b) provide remedies in relation to some of those matters.

Interpretation

"19B.(1) In this Part, unless the contrary intention appears:

'administering body', in relation to a CSL body, means:

(a) a liquidator or provisional liquidator of the CSL body; or

25 (b) a receiver, receiver and manager, or other controller, of property of the CSL body; or

(c) an administrator of the CSL body; or

(d) an administrator of a deed of company arrangement executed by the CSL body; or

30 (e) an administrator (if any) of a compromise or arrangement entered into by the CSL body;

under the Corporations Law;

'associate', in relation to a person, has the meaning it would have under Division 2 of Part 1.2 of the Corporations Law if:

35 (a) section 12 of that Law were modified by omitting paragraphs (1)(b) and (c) and substituting the following word and paragraph:

“or (b) whether the primary person is in a position to exercise certain powers in relation to a body corporate;”; and

(b) sections 13 and 14 of that Law were disregarded;

‘Australian body corporate’ means a body corporate that:

(a) is incorporated by or under a law of the Commonwealth or of a State or Territory; and 5

(b) is substantially owned and, in the opinion of the directors of CSL at the time the matter is considered, effectively controlled by persons who are:

(i) Australian individuals; or 10

(ii) Australian government bodies; or

(iii) bodies corporate that have been determined to be Australian bodies corporate under a previous application of this definition; or

(iv) Australian fund managers; 15

‘Australian citizen’ has the same meaning as in the *Australian Citizenship Act 1948*;

‘Australian fund manager’ means the trustee or manager of a fund in which the total interests of Australian individuals, Australian government bodies and Australian bodies corporate represent at least 60% of the total interests in the fund; 20

‘Australian government body’ means:

(a) the Commonwealth, a State or a Territory; or

(b) a Commonwealth, State or Territory authority; or

(c) a local government body (whether incorporated or not) formed by or under a law of a State or a Territory; or 25

(d) a person who is a nominee of a body mentioned in paragraph (a), (b) or (c);

‘Australian individual’ means an individual who is an Australian citizen or is ordinarily resident in Australia; 30

‘Australian person’ means:

(a) an Australian individual; or

(b) an Australian government body; or

(c) an Australian body corporate; or

(d) an Australian fund manager; 35

‘Corporations Law’ means the Corporations Law of a State or an internal Territory;

‘Court’ means the Federal Court of Australia;

‘CSL’ means the body corporate known before the sale day as CSL Limited by whatever name called, and in whatever form that body corporate takes, from time to time; 40

'CSL body' means CSL or a CSL subsidiary;

'CSL subsidiary' means a body corporate that is a subsidiary of CSL;

'foreign-held voting shares' means:

(a) voting shares that are acknowledged in writing by the registered owner of those shares to be shares in which a foreign person has a relevant interest; or

(b) voting shares that the directors of CSL have, after reasonable inquiries, declared to be shares in which a foreign person has a relevant interest;

'foreign person' means a person who is not an Australian person;

'head office', in relation to CSL, means the place of business of CSL where central management and control are exercised;

'mandatory article' means a provision included in CSL's articles of association in accordance with section 19C;

'registered owner', in relation to a share, means the person who appears in the register of members as the holder of the shares;

'register of members' has the same meaning as in the Corporations Law;

'sale day' has the same meaning as in the *CSL Sale Act 1993*;

'share', in relation to a body corporate, means a share in the body corporate's share capital;

'voting share' has the same meaning as in the Corporations Law.

"(2) For the purposes of this Part, a body corporate is substantially owned by:

(a) Australian individuals; or

(b) Australian government bodies; or

(c) bodies corporate that have been determined to be Australian bodies corporate under a previous application of the definition of 'Australian body corporate' in subsection (1); or

(d) Australian fund managers;

if and only if the total value of shares in the body corporate in which persons other than persons mentioned in paragraphs (a) to (d) have relevant interests represents less than 40% of the total value of the issued share capital of the body corporate.

"(3) For the purposes of this Part, a person has a relevant interest in a share if, and only if, the person would be taken to have a relevant interest in the share because of Division 5 of Part 1.2 of the Corporations Law if section 33 of that Law were disregarded.

"(4) Subject to subsection (5), the directors of CSL must form the opinion for the purposes of the definition of 'Australian body corporate' in subsection (1) that a particular body corporate is not effectively controlled

by persons who are Australian individuals, Australian government bodies, Australian bodies corporate or Australian fund managers if any of the circumstances set out in subsection (6) apply in relation to the body corporate.

"(5) The directors of CSL may form the opinion for the purposes of the definition of 'Australian body corporate' in subsection (1) that a particular body corporate is effectively controlled by persons who are Australian individuals, Australian government bodies, Australian bodies corporate or Australian fund managers if, in spite of any of the circumstances set out in subsection (6), the directors are satisfied, on reasonable grounds, that the body corporate is effectively controlled by persons who are Australian individuals, Australian government bodies, Australian bodies corporate or Australian fund managers.

"(6) The circumstances are as follows:

(a) a single foreign person has relevant interests in at least 15% of the voting shares of the body corporate;

(b) foreign persons, either alone or together with associates of the foreign persons, are in a position to exercise (whether directly or indirectly) control over a significant proportion of the operations of the body corporate;

(c) foreign persons, either alone or together with associates of the foreign persons, are in a position (whether directly or indirectly) to veto any significant action taken by the board of directors of the body corporate;

(d) foreign persons, either alone or together with associates of the foreign persons, are in a position (whether directly or indirectly) to appoint, to secure the appointment or veto the appointment of at least half of the board of directors of the body corporate;

(e) foreign persons, either alone or together with associates of the foreign persons, are in a position to exercise in any manner (whether directly or indirectly), direction or restraint over any substantial issue affecting the management or affairs of the body corporate;

(f) the body corporate or at least 50% of its directors:

(i) act or are accustomed to act; or

(ii) under a contract, or an arrangement or understanding (whether formal or informal), are intended or expected to act;

in accordance with the directions, instructions or wishes of foreign persons, either alone or together with associates of the foreign persons, either generally or in relation to the body corporate's dealings with CSL or with shares in CSL.

"(7) An employee of a body corporate is not to be regarded for the purposes of subsection (6) as being in a position to:

(a) exercise control over a significant proportion of the operations of the body corporate; or

(b) exercise direction or restraint over any substantial issue affecting the management or affairs of the body corporate;

5 purely because he or she is an employee of the body corporate.

"(8) For the purposes of this Part, the question whether a person who is not an Australian citizen is ordinarily resident in Australia at a particular time is to be determined in the same manner as that question is determined under the *Foreign Acquisitions and Takeovers Act 1975*.

10 "(9) For the purposes of Divisions 3 and 4, a reference to CSL or to a CSL subsidiary includes a reference to an administering body in relation to CSL or the CSL subsidiary.

"Division 2—Requirements regarding CSL's articles of association

CSL's articles of association to include certain provisions

15 "19C.(1) The articles of association of CSL must, on and after the sale day, include the following provisions:

(a) a provision imposing restrictions on the counting of votes in respect of the appointment, replacement and removal of directors of CSL so as to prevent the votes attaching to all significant foreign

20 shareholdings being counted in respect of the appointment, replacement or removal, of more than one-third of the directors of CSL who hold office at any particular time; and

(b) a provision requiring the directors of CSL, for the purposes of enforcing the articles giving effect to paragraph (a), to take

25 reasonable steps to find out whether there are significant foreign shareholdings; and

(c) a provision conferring the following powers on the directors of CSL to enable the directors to enforce the articles giving effect to paragraph (a):

30 (i) the power to remove or limit the right of a person to exercise voting rights attached to voting shares in CSL in respect of the appointment, replacement or removal of a director of CSL; and

(ii) the power to remove a director of CSL; and

(d) a provision requiring that the head office of CSL always be located

35 in Australia; and

(e) a provision requiring that the principal facilities used by CSL and any CSL subsidiaries to produce products derived from human plasma collected from blood or plasma donated by individuals in Australia always be located in Australia; and

40 (f) a provision requiring that, at all times, at least two-thirds of the directors of CSL be Australian citizens; and

(g) a provision requiring that the presiding director (however described) at a meeting of the board of directors of CSL be an Australian citizen; and

(h) a provision prohibiting CSL from taking any action at any time to become incorporated outside Australia. 5

"(2) In this section:

'significant foreign shareholding' means a holding of voting shares in CSL in which a foreign person has a relevant interest, if the foreign person has relevant interests in at least 5% of the voting shares in CSL.

Inconsistent alteration to CSL's articles of association to have no effect 10

"19D.(1) A special resolution of CSL that would, apart from this subsection, have the effect of altering CSL's articles of association so that the articles would not comply with section 19C has no effect.

"(2) A special resolution or resolution of CSL that, apart from this subsection: 15

(a) would, if acted on, result in a contravention of the mandatory articles; or

(b) would ratify an act or omission that contravenes the mandatory articles; 20

has no effect.

"(3) In this section:

'resolution' has the same meaning as in the Corporations Law;

'special resolution' has the same meaning as in the Corporations Law.

CSL to maintain a register of foreign-held voting shares 25

"19E.(1) CSL must on and after the sale day maintain a register of foreign-held voting shares.

"(2) If the Minister gives CSL a written request that CSL give to him or her the register or a copy of the register at such reasonable time and reasonable place as the Minister specifies, CSL must give the Minister the register or a copy of the register, as the case requires, in accordance with the request. 30

Injunctions in relation to contraventions of a mandatory article or section 19E

"19F.(1) Subsection (2) applies if CSL or any other person has engaged, is engaging or is proposing to engage in conduct constituting or that would constitute: 35

(a) a contravention of a mandatory article or section 19E; or

(b) attempting to contravene a mandatory article or section 19E; or

(c) aiding, abetting, counselling or procuring a person to contravene a mandatory article or section 19E; or

(d) inducing or attempting to induce, whether by threats, promises or otherwise, a person to contravene a mandatory article or section 19E; or

(e) being in any way, directly or indirectly, knowingly concerned in, or party to, the contravention by a person of a mandatory article or section 19E; or

(f) conspiring with others to contravene a mandatory article or section 19E.

"(2) The Court may, on the application of the Minister, grant an injunction, on such terms as the Court thinks appropriate, restraining CSL or the other person from engaging in the conduct and if the Court thinks it appropriate to do so, requiring CSL or the other person to do anything.

"(3) Subsection (4) applies if CSL or any other person has refused or failed, is refusing or failing, or is proposing to refuse or fail, to do an act or thing and that refusal or failure constitutes or would constitute:

(a) a contravention of a mandatory article or section 19E; or

(b) attempting to contravene a mandatory article or section 19E; or

(c) aiding, abetting, counselling or procuring a person to contravene a mandatory article or section 19E; or

(d) inducing or attempting to induce, whether by threats, promises or otherwise, a person to contravene a mandatory article or section 19E; or

(e) being in any way, directly or indirectly, knowingly concerned in, or party to, the contravention by a person of a mandatory article or section 19E; or

(f) conspiring with others to contravene a mandatory article or section 19E.

"(4) The Court may, on the application of the Minister, grant an injunction on such terms as the Court thinks appropriate, requiring CSL or the other person to do anything.

"(5) The Court may discharge or vary an injunction under this section.

Consent injunctions

"19G. On an application for an injunction under subsection 19F(2) or (4), the Court may, if the Court thinks it appropriate, grant an injunction by consent of all parties to the proceeding, whether or not the Court is satisfied that that subsection applies.

Interim injunctions

"19H. If the Court thinks it appropriate to do so, the Court may grant an interim injunction pending determination of an application under subsection 19F(2) or (4).

Factors relevant to the grant of a restraining injunction 5

"19J. The power of the Court to grant an injunction under subsection 19F(2) restraining CSL or any other person from engaging in conduct may be exercised:

(a) whether or not it appears to the Court that CSL or the other person intends to engage again, or to continue to engage, in conduct of that 10 kind; and

(b) whether or not CSL or the other person has previously engaged in conduct of that kind; and

(c) whether or not there is an imminent danger of substantial damage to any person if CSL or the other person engages, or continues to 15 engage, in conduct of that kind.

Factors relevant to the grant of a mandatory injunction

"19K. The power of the Court to require CSL or another person to do anything under subsection 19F(4) may be exercised:

(a) whether or not it appears to the Court that CSL or the other person 20 intends to refuse or fail again, or to continue to refuse or fail, to do that act or thing; and

(b) whether or not CSL or the other person has previously refused or failed to do that act or thing; and

(c) whether or not there is an imminent danger of substantial damage to 25 any person if CSL or the other person refuses or fails to do that act or thing.

Undertaking as to damages not required

"19L. If the Minister applies to the Court for the grant of an injunction under section 19F, the Court must not require the Minister, as a condition of 30 granting an interim injunction, to give an undertaking as to damages.

Other orders

"19M. If the Court has power under section 19F to grant an injunction restraining CSL or another person from engaging in particular conduct, or requiring CSL or another person to do anything, the Court may, as well as 35 or instead of granting an injunction, make such other orders as it thinks appropriate against CSL or the other person or a person who was involved in the conduct.

IMAGE EVALUATION TEST TARGET (MT-3)



Disclosure®
Information Services, Inc.




150mm
6"



"Division 3—Prohibition on disposal etc. of the Broadmeadows facility

Declaration of Broadmeadows land

"19N. The Minister may, by notice in the *Gazette*, declare the whole, or any specified part of, the land located at Broadmeadows in the State of Victoria that has been transferred to CSL or a wholly-owned subsidiary of CSL by the Commonwealth on or before the sale day to be the Broadmeadows land for the purposes of this Division.

Prohibition on disposal etc. of Broadmeadows facility

"19P.(1) Neither CSL nor a wholly-owned subsidiary of CSL may:

(a) dispose of the whole of the Broadmeadows facility; or

(b) grant an interest (including a contingent interest) in the Broadmeadows facility; or

(c) grant a security interest in the Broadmeadows facility or any part of that facility;

without the written approval of the Minister.

"(2) Subsection (1) does not prevent CSL disposing of the facility, or granting an interest (including a contingent interest) in the facility, to a wholly-owned subsidiary of CSL.

"(3) Subsection (1) does not prevent a wholly-owned subsidiary of CSL disposing of the facility, or granting an interest (including a contingent interest) in the facility, to CSL or another wholly-owned subsidiary of CSL.

"(4) If a wholly-owned subsidiary of CSL owns or has an interest (including a contingent interest) in the Broadmeadows facility, neither CSL nor a wholly-owned subsidiary of CSL that directly or indirectly owns the first-mentioned subsidiary may:

(a) dispose of any shares in the first-mentioned subsidiary or any other wholly-owned subsidiary of CSL that directly or indirectly owns the first-mentioned subsidiary; or

(b) do anything that would cause the first-mentioned subsidiary not to be a wholly-owned subsidiary of CSL;

without the written approval of the Minister.

"(5) The Minister's approval under subsection (1) or (4) may be subject to conditions.

"(6) An act or transaction after the day this section commences which involves a contravention of subsection (1) or (4) is ineffective to the extent that it involves the contravention of that subsection.

"(7) In this section:

'Broadmeadows facility' means:

(a) the Broadmeadows land declared under section 19N; and

(b) the buildings and fixtures on that land on the day the land was transferred to CSL or a wholly-owned subsidiary of CSL by the Commonwealth; and

(c) buildings and fixtures that are constructed on or affixed to the land after that day; 5

'security interest' means an interest in or a power over property which secures payment of a debt or any other obligation.

"*Division 4—Injunctions to ensure performance of plasma products contracts* 10

Injunction to ensure performance of plasma products contracts

"19Q.(1) This section applies if the Commonwealth and CSL have entered into a contract (the **'contract'**), whether before or after the commencement of this section, in relation to the production by CSL or a CSL subsidiary of products derived from human plasma collected from blood or 15 plasma donated by individuals in Australia.

"(2) Subsection (1) applies to the first contract of the kind described in that subsection and to any such contract subsequently entered into by the Commonwealth and CSL.

"(3) If CSL has engaged, is engaging, or is proposing to engage in 20 conduct that constitutes, or would constitute, a breach of a provision of the contract, the Court must, on the application of the Minister, grant an injunction on such terms as the Court thinks appropriate:

(a) restraining CSL from engaging in the conduct; and

(b) if the Court thinks it appropriate, requiring CSL to do anything to 25 ensure that the contract is performed by CSL.

"(4) If CSL has refused or failed, is refusing or failing, or is proposing to refuse or fail, to do anything that CSL is required by the contract to do, the Court must, on the application of the Minister, grant an injunction, on such terms as the Court thinks appropriate, requiring CSL to do that thing. 30

"(5) On an application for an injunction under subsection (3), the Court may, if the Court thinks a CSL subsidiary has caused or contributed to CSL having engaged, engaging or proposing to engage, in conduct that constitutes a breach of a provision of the contract, make such orders (including granting an injunction) as it thinks appropriate against the CSL subsidiary. 35

"(6) On an application for an injunction under subsection (4), the Court may, if the Court thinks a CSL subsidiary has caused or contributed to CSL having refused or failed, refusing or failing, or proposing to refuse or fail,

to do anything that CSL is required by the contract to do, make such orders (including granting an injunction) as it thinks appropriate against the CSL subsidiary.

"(7) The Court may discharge or vary an injunction under this section.

5 **Consent injunctions**

"19R. On an application for an injunction under subsection 19Q(3) or (4), the Court may, if the Court thinks it appropriate, grant an injunction by consent of all parties to the proceeding, whether or not the Court is satisfied that the subsection applies.

10 **Interim injunctions**

"19S. If the Court thinks it appropriate to do so, the Court may grant an interim injunction pending determination of an application under subsection 19Q(3) or (4).

Factors relevant to the grant of a restraining injunction

15 "19T.(1) The power of the Court to grant an injunction under subsection 19Q(3) restraining CSL from engaging in conduct must be exercised:

(a) whether or not it appears to the Court that CSL intends to engage again, or to continue to engage, in conduct of that kind; and

(b) whether or not CSL has previously engaged in conduct of that kind;
20 and

(c) whether or not there is an imminent danger of substantial damage to any person if CSL engages, or continues to engage, in conduct of that kind; and

(d) whether or not the Commonwealth has or may have any other remedy
25 available to it in relation to the conduct.

"(2) The power of the Court to grant an injunction under subsection 19Q(5) or (6) restraining a CSL subsidiary from engaging in conduct may be exercised:

(a) whether or not it appears to the Court that the subsidiary intends to
30 engage again, or to continue to engage, in conduct of that kind; and

(b) whether or not it appears to the Court that CSL intends to engage or to continue to engage in conduct that constitutes a breach of a provision of the contract; and

(c) whether or not the subsidiary has previously engaged in conduct of
35 that kind; and

(d) whether or not there is an imminent danger of substantial damage to any person if the subsidiary engages, or continues to engage, in conduct of that kind; and

(e) whether or not the Commonwealth has or may have any other remedy
40 available to it in relation to the conduct.

Factors relevant to the grant of a mandatory injunction

"19U.(1) The power of the Court to require CSL to do a thing under subsection 19Q(4) must be exercised:

(a) whether or not it appears to the Court that CSL intends to refuse or fail again, or to continue to refuse or fail, to do that thing; and 5

(b) whether or not CSL has previously refused or failed to do that thing; and

(c) whether or not there is an imminent danger of substantial damage to any person if CSL refuses or fails to do that thing; and

(d) whether or not the Commonwealth or another person has or may have 10 any other remedy available to it in relation to the refusal or failure to do that thing.

"(2) The power of the Court to require a CSL subsidiary to do a thing under subsection 19Q(5) or (6) may be exercised:

(a) whether or not it appears to the Court that the subsidiary intends to 15 refuse or fail again, or to continue to refuse or fail, to do that thing; and

(b) whether or not it appears to the Court that CSL intends to refuse or fail again, or to continue to refuse or fail, to do anything that CSL is .equired by the contract to do; and 20

(c) whether or not the subsidiary has previously refused or failed to do that thing; and

(d) whether or not there is an imminent danger of substantial damage to any person if the subsidiary refuses or fails to do that thing; and

(e) whether or not the Commonwealth or another person has or may have 25 any other remedy available to it in relation to the refusal or failure to do that thing.

Undertakings not required

"19V. If the Minister applies to the Court for the grant of an injunction under section 19Q, the Court must not require the Minister, as a condition of 30 granting an interim injunction, to give any undertakings, including any undertakings as to damages.

Other orders

"19W.(1) If the Court has power under subsection 19Q(3) to grant an injunction restraining CSL from engaging in particular conduct, the Court 35 may, as well as granting an injunction, make such orders as it thinks appropriate against CSL or any other CSL body involved in the conduct.

"(2) If the Court has power under subsection 19Q(4) to grant an injunction requiring CSL to do a thing, the Court may, as well as granting an injunction, make such orders as it thinks appropriate against CSL or any 40 other CSL body involved in the refusal or failure of CSL to do the thing.

"Division 5—Miscellaneous

Delegation by Minister

"19X.(1) The Minister may delegate his or her powers and functions under this Part to a person who holds, or performs the duties of, a Senior
5 Executive Service office in the Department.

"(2) In this section:

'Senior Executive Service office' has the same meaning as in the *Public Service Act 1922.*

Jurisdiction of courts

10 "19Y. The Federal Court of Australia has jurisdiction with respect to matters arising under this Part and that jurisdiction is exclusive of the jurisdiction of all other courts, other than the jurisdiction of the High Court under section 75 of the Constitution.

This Part to have effect despite the Corporations Law

15 "19Z. This Part has effect despite any provision of the Corporations Law.

Remedies under this Part to be additional remedies

"19ZA. The remedies conferred by this Part are in addition to any other remedies the Commonwealth would have apart from this Part.".

20 **Other amendments**

8. The Principal Act is further amended as set out in Schedule 1.

PART 3—AMENDMENT OF THE LONG SERVICE LEAVE (COMMONWEALTH EMPLOYEES) REGULATIONS

Principal Regulations

25 **9.** In this Part, **"Principal Regulations"** means the Long Service Leave (Commonwealth Employees) Regulations[2].

Schedule 1A

10.(1) Schedule 1A to the Principal Regulations is amended by omitting item 3A.

30 **(2)** The amendment of the Principal Regulations by subsection (1) does not prevent the Principal Regulations, as so amended, being amended or repealed by the Governor-General.

PART 4—AMENDMENT OF THE MATERNITY LEAVE (COMMONWEALTH EMPLOYEES) REGULATIONS

35 **Principal Regulations**

11. In this Part, **"Principal Regulations"** means the Maternity Leave (Commonwealth Employees) Regulations[3].

Schedule 2A

12.(1) Schedule 2A to the Principal Regulations is amended by omitting item 4.

(2) The amendment of the Principal Regulations by subsection (1) does not prevent the Principal Regulations, as so amended, being amended or repealed by the Governor-General. 5

PART 5—AMENDMENT OF THE PROCEEDS OF CRIME REGULATIONS

Principal Regulations

13. In this Part, **"Principal Regulations"** means the Proceeds of Crime Regulations[4]. 10

Regulation 3B

14.(1) Regulation 3B of the Principal Regulations is amended by omitting paragraph (g).

(2) The amendment of the Principal Regulations by subsection (1) does not prevent the Principal Regulations, as so amended, being amended or repealed by the Governor-General. 15

PART 6—TRANSITIONAL AND SAVING PROVISIONS

Division 1—Transitional and saving provisions in relation to long service leave 20

Interpretation

15.(1) Unless the contrary intention appears, expressions used in this Division that are also used in the Long Service Leave Act have the same respective meanings as in that Act.

(2) In this Division: 25

"combined service period", in relation to an employee, means the total of:

(a) the period that is, immediately before the sale day, the employee's period of service for the purposes of the Long Service Leave Act; and

(b) the period starting on the sale day during which the employee continues to be an employee of a CSL body; 30

"employee" includes a person employed in a full-time or a part-time capacity;

"law" means:

(a) a law of the Commonwealth or of a State or Territory; or

(b) regulations or any other instrument (other than an award, determination or industrial agreement) made under such a law; 35

"post-sale long service leave rights", in relation to an employee, means any long service leave rights an employee acquires under an award, determination, industrial agreement or law (other than this Act) on or after the sale day.

5 **Long service leave for employees with less than 10 years service**

16.(1) This section provides that, in certain circumstances, a CSL body may grant long service leave to an employee whose period of service for the purposes of the Long Service Leave Act was less than 10 years.

(2) This section applies in relation to a person who was an employee of 10 CSL immediately before the sale day if, at that time, the employee's period of service for the purposes of the Long Service Leave Act was less than 10 years.

(3) This section does not apply in relation to an employee who stops being an employee of a CSL body by dying. Section 18 covers those 15 employees.

(4) If, from and after the sale day, the employee continues to be employed by a CSL body until his or her combined service period is at least 10 years, the CSL body may grant the employee long service leave on full salary for a period up to the employee's long service leave credit under 20 subsection 19(1).

(5) If:

(a) the employee stops being an employee of a CSL body, on or after reaching the minimum retirement age, or because of retrenchment; and

25 (b) the employee's combined service period at the time when he or she stops being an employee of the CSL body is at least one year;

the CSL body may grant the employee long service leave on full salary for a period up to the employee's long service leave credit under subsection 19(1).

30 (6) If a period of long service leave may be granted to an employee under subsection (4) or (5), the CSL body may, if the employee asks in writing, grant the employee long service leave on half salary for a period not exceeding twice the first-mentioned period.

(7) Long service leave granted in the circumstances set out in 35 subsection (5) is to be taken so as to end immediately before the employee stops being an employee.

(8) For the purposes of this section, the rate of salary to be used in working out the full salary of an employee is the rate that would be applicable to the employee under section 20 of the Long Service Leave Act as if:

(a) that section applied to the employee; and

(b) for the expression "section 16 or 17" in that section there were substituted the expression "section 16 of the *CSL Sale Act 1993*".

Payments in lieu of long service leave for employees with less than 10 years service

17.(1) This section provides that, in certain circumstances, a CSL body must pay an amount in respect of long service leave to an employee who has not used all of his or her long service leave credit by taking long service leave under section 16.

(2) This section applies in relation to a person who was an employee of CSL immediately before the sale day, if, at that time, the employee's period of service for the purposes of the Long Service Leave Act was less than 10 years.

(3) This section does not apply in relation to an employee who stops being an employee of a CSL body by dying. Section 18 covers those employees.

(4) Subject to subsection (7), if the employee stops being an employee of a CSL body on or after the day on which his or her combined service period reaches 10 years, the CSL body must pay him or her an amount equal to full salary in respect of his or her long service leave credit under subsection 19(2).

(5) Subject to subsection (7), if:

(a) the employee stops being an employee of a CSL body, on or after reaching the minimum retiring age, or because of retrenchment; and

(b) at that time the employee's combined service period is at least one year;

the CSL body must pay him or her an amount equal to full salary in respect of his or her long service leave credit under subsection 19(2).

(6) Subject to subsection (7), if:

(a) the employee stops being an employee of a CSL body; and

(b) the CSL body is satisfied that the employee left the CSL body because of ill-health that justified his or her so leaving; and

(c) when the employee left, his or her combined service period was at least one year;

the CSL body must pay him or her an amount equal to full salary in respect of his or her long service leave credit under subsection 19(2).

(7) An employee may, by written notice given to a CSL body before the employee stops being an employee of the CSL body:

(a) ask the CSL body not to make a payment to the employee under this section; or

(b) ask the CSL body to make a payment under subsection (4), (5) or (6) of a specified amount that is less than the amount that would otherwise be payable under that subsection.

(8) The CSL body must comply with the request made under
5 subsection (7).

(9) For the purposes of this section, the rate of salary to be used in working out the full salary of an employee is the rate that would be applicable to the employee under section 21 of the Long Service Leave Act if:

(a) that section applied to the employee; and

10 (b) for the expression "sections 16 and 17" in that section there were substituted the expression "section 17 of the *CSL Sale Act 1993*".

Payments on the death of an employee

18.(1) This section applies in relation to a person who was an employee of CSL immediately before the sale day if, at that time, the employee's period
15 of service for the purposes of the Long Service Leave Act was less than 10 years.

(2) If, on or after the sale day, the employee died and immediately before his or her death:

(a) the employee was an employee of a CSL body; and

20 (b) the employee's combined service period was at least one year; and

(c) the employee had one or more dependants;

the CSL body must make a payment to a dependant or to 2 or more dependants of the employee.

(3) The total amount of the payment or payments is the amount that
25 would have been payable to the employee under section 17 if, on the day of his or her death, the employee had instead stopped being an employee of the CSL body on or after reaching the minimum retiring age.

(4) If subsection (2) applies, section 23 of the Long Service Leave Act has effect as if:

30 (a) that section applied to an employee of a CSL body; and

(b) a reference in that section to the approving authority were a reference to the CSL body; and

(c) the section were further modified as set out in the following table:

TABLE

Provision	Omit this expression	Insert this expression
section 23	this Act	section 18 of the *CSL Sale Act 1993*
subsections 23(2) and (3)	subsection 16(7) or 17(5)	section 18 of the *CSL Sale Act 1993*

Employee's long service leave credit for the purposes of sections 16 and 17

19.(1) For the purposes of section 16, an employee's long service leave credit is equal to the long service leave credit that the employee would have under the Long Service Leave Act for the period:

(a) starting when the employee started his or her period of service; and

(b) ending on the sale day;

if the employee had been retrenched on the sale day.

(2) For the purposes of section 17, an employee's long service leave credit is the employee's long service leave credit worked out under subsection (1) reduced by any long service leave credit used under section 16.

Division not to affect an employee's post-sale long service leave rights

20. To avoid doubt it is declared that this Division does not affect an employee's post-sale long service leave rights.

Saving—Long Service Leave Act

21. If, immediately before the sale day, the period of service under the Long Service Leave Act of an employee of CSL was at least 10 years, then:

(a) despite the amendment of the Long Service Leave (Commonwealth Employees) Regulations by this Act the employee's accrued rights under that Act continue; and

(b) that Act has effect after the sale day in relation to the employee as if CSL were an approving authority for the purposes of that Act.

Division . —Transitional and saving provisions relating to the Safety, Rehabilitation and Compensation Act 1988

Interpretation

22. Unless the contrary intention appears, expressions used in this Division that are also used in the SRC Act have the same respective meanings as in that Act.

Continued application of SRC Act

23. If a CSL body stops being a Commonwealth authority for the purposes of the SRC Act, the SRC Act continues to apply in relation to the CSL body to the extent and in the manner, set out in this Division.

5 **Transitional provisions relating to the SRC Act that relate to CSL body employees and former CSL body employees**

24.(1) The SRC Act continues to apply on and after the sale day in relation to:

(a) injuries suffered by employees of a CSL body before the sale day; and

10 (b) loss of, or damage to, property incurred by employees of a CSL body before the sale day;

including employees who have stopped being employees of a CSL body before the sale day.

(2) For the purposes of subsection (1), the SRC Act continues to apply
15 as if:

(a) the CSL body continues to be a Commonwealth authority; and

(b) the chief executive officer of the CSL body (however described) continues to be the principal officer of a Commonwealth authority.

Transitional provisions relating to Division 4A of Part VII
20 **of the SRC Act**

25.(1) On and after the sale day, Division 4A of Part VII of the SRC Act applies to a CSL body as if:

(a) the CSL body continues to be a Commonwealth authority; and

(b) the CSL body is not required to pay a premium under that Division
25 in respect of that part of a financial year which occurs after the sale day; and

(c) the following word and paragraph were added at the end of subsection 96H(1):

"; or (f) in the case of an authority—the authority is not required to
30 pay a premium under this Division in respect of part of a financial year.".

(2) If, 60 days after the sale day, an amount of premium payable by a CSL body to Comcare in respect of the period before the sale day remains unpaid, the amount is a debt due to the Commonwealth and payable to Comcare.

35 **Transitional provision relating to Part VIIIA of the SRC Act**

26. On and after the sale day, Part VIIIA of the SRC Act continues to apply to a CSL body as if any licence granted to the CSL body under that Part was revoked on the sale day.

Transitional provision relating to section 128A of the SRC Act

27. On and after the sale day, section 128A of the SRC Act continues to apply to a CSL body as if the CSL body continues to be a prescribed Commonwealth authority for the purposes of that section.

Notification of amount of salary etc. paid to employees of a CSL body 5

28.(1) This section applies to a CSL body that was a Commonwealth authority immediately before the sale day.

(2) The chief executive officer (however described) of the CSL body must notify the Commission, within 28 days after the sale day of the amount of salary, wages or pay paid to employees of the CSL body in the period 10 starting on 1 July in the financial year in which the sale day occurs and ending on the day before the sale day.

Refund of licence fee paid under the SRC Act

29.(1) If a CSL body has paid a licence fee in respect of the licence fee year in which the sale day occurs under section 107R of the SRC Act, the 15 CSL body is entitled to be paid an amount equal to the amount worked out using the following formula:

$$\textbf{Licence fee} \times \frac{\textbf{No. of refund days}}{365}$$

where:

"Licence fee" means the fee paid under section 107R of the SRC Act in 20 respect of the licence fee year in which the sale day occurs;

"No. of refund days" means the total number of days in the period beginning on the sale day and ending on the last day of the licence fee year in which the sale day occurs.

(2) An amount to which a CSL body is entitled under subsection (1) 25 must be paid out of the Consolidated Revenue Fund which is appropriated accordingly.

(3) In this section:

"licence fee year" means the year beginning on the starting date of a licence granted under section 107J of the SRC Act and ending on the day before the 30 anniversary of that date.

Amendment of declarations under the SRC Act

30.(1) A notice published in the *Gazette* before the sale day that declares a CSL body to be a body corporate to which the SRC Act applies for the purposes of the definition of "Commonwealth authority" in subsection 4(1) 35 of the SRC Act is to have effect on and after the sale day as if it did not contain a reference to the CSL body.

(2) Subsection (1) does not prevent the declaration, as affected by that subsection, being amended or revoked by the Minister.

Division 3—Transitional and saving provisions in relation to superannuation and other retirement benefits

Saving—deferred benefits under the *Superannuation Act 1922*

31.(1) This section applies if, immediately before the sale day, an employee of a CSL body was a person to whom deferred benefits were applicable under section 119W of the *Superannuation Act 1922*.

(2) For the purposes of Division 3 of Part XA of the *Superannuation Act 1922*, the employee is taken to continue in public employment on and after the sale day while the employee continues to be employed by a CSL body.

(3) This section is subject to Division 3 of Part XA of the *Superannuation Act 1922*.

Saving—deferred benefits under the *Superannuation Act 1976*

32.(1) This section applies if, immediately before the sale day, an employee of a CSL body was a person to whom deferred benefits were applicable under section 139 of the *Superannuation Act 1976*.

(2) For the purposes of Division 3 of Part IX of the *Superannuation Act 1976*, the employee is taken to continue in public employment on and after the sale day while the employee continues to be employed by a CSL body.

(3) This section is subject to Division 3 of Part IX of the *Superannuation Act 1976*.

Saving—period of eligible employment for the purposes of Division 3 of Part IX of the *Superannuation Act 1976*

33.(1) This section applies if, immediately before the sale day, a period of employment of a person by a CSL body was a period of eligible employment for the purposes of Division 3 of Part IX of the *Superannuation Act 1976*.

(2) Despite employment by a CSL body having stopped being eligible employment for the purposes of Division 3 of Part IX of the *Superannuation Act 1976*, the period of eligible employment continues to be a period of eligible employment for the purposes of that Division.

Saving—deferred benefits under the DFRDB Act

34.(1) This section applies if, immediately before the sale day, an employee of a CSL body was a person to whom deferred benefits were applicable under section 78 of the DFRDB Act.

(2) For the purposes of Division 3 of Part IX of the DFRDB Act, the employee is taken to continue in public employment on and after the sale day while the employee continues to be employed by a CSL body.

(3) This section is subject to Division 3 of Part IX of the DFRDB Act.

Saving—period of eligible employment for the purposes of Division 3 of Part IX of the DFRDB Act

35.(1) This section applies if, immediately before the sale day, a period of employment of a person by a CSL body was a period of eligible employment for the purposes of Division 3 of Part IX of the DFRDB Act. 5

(2) Despite employment by a CSL body having stopped being eligible employment for the purposes of Division 3 of Part IX of the DFRDB Act, the period of eligible employment continues to be a period of eligible employment for the purposes of that Division. 10

Application—*Superannuation Act 1922*

36. On and after the sale day, section 145 of the *Superannuation Act 1922* does not apply in relation to a CSL body.

Application—*Superannuation Act 1976*

37. On and after the sale day, a CSL body is not an approved authority for the purposes of the *Superannuation Act 1976*. 15

Application—*Superannuation Act 1990*

38. On and after the sale day, a CSL body is not an approved authority for the purposes of the *Superannuation Act 1990*.

Division 4—Other transitional and saving provisions 20

Transitional maternity leave provisions relating to employees of CSL who are not on maternity leave immediately before the sale day

39.(1) This section applies if:

(a) immediately before the sale day, a person was a female employee of CSL; and 25

(b) within 12 months after the sale day, the person would have been entitled to begin leave granted under the Maternity Leave Act if CSL had continued to be a prescribed authority for the purposes of that Act.

(2) On and after the sale day, the Maternity Leave Act continues to apply to the person in relation to the confinement in respect of which she would have been entitled to leave as if CSL continues to be a prescribed authority for the purposes of that Act. 30

Transitional maternity leave provisions relating to employees of CSL who are on maternity leave on or before the sale day 35

40.(1) This section applies if:

(a) immediately before the sale day, a person was a female employee of CSL; and

(b) on the sale day, the person is on leave granted under the Maternity Leave Act.

(2) On and after the sale day, the Maternity Leave Act continues to apply to the person in relation to the confinement in respect of which the leave was granted as if CSL continues to be a prescribed authority for the purposes of that Act.

Saving—*Crimes (Superannuation Benefits) Act 1989*

41.(1) Subject to subsection (2), if a person who is an employee of a CSL body before the sale day committed a corruption offence while such an employee, then, on and after the sale day, the *Crimes (Superannuation Benefits) Act 1988* continues to apply in relation to the person in respect of the offence as if the CSL body continues to be a Commonwealth authority.

(2) A superannuation order may not be made under the *Crimes (Superannuation Benefits) Act 1989* in relation to employer contributions or benefits paid or payable to a superannuation scheme by a CSL body after the sale day.

(3) A superannuation scheme in relation to which employer contributions or benefits are paid or payable by a CSL body is not a superannuation scheme for the purposes of the *Crimes (Superannuation Benefits) Act 1989* in respect of a corruption offence committed by a person after the sale day.

(4) Despite paragraph 19(3)(d) of the *Crimes (Superannuation Benefits) Act 1989*, an order under that paragraph may only specify that an amount paid into the Consolidated Revenue Fund before the sale day by or on behalf of CSL, belongs to the Commonwealth.

(5) If:

(a) a person who was an employee of CSL before the sale day committed a corruption offence while such an employee; and

(b) the person was paid benefits before, on or after the sale day out of the Consolidated Revenue Fund;

then, despite paragraph 19(4)(b) of the *Crimes (Superannuation Benefits) Act 1989*, an order under that paragraph may only specify that an amount equal to the total benefits paid out of the Consolidated Revenue Fund be paid to the Commonwealth.

(6) Unless the contrary intention appears, expressions used in this section that are also used in the *Crimes (Superannuation Benefits) Act 1989* have the same respective meanings as in that Act.

Saving—*Commonwealth Serum Laboratories Act 1961*

42. Despite the repeal of section 40 of the *Commonwealth Serum Laboratories Act 1961* by Schedule 1, that section continues to apply to CSL in relation to a financial year in which the Commonwealth owns a majority of the voting shares in CSL on a day during that financial year. 5

Saving—DPP Act

43.(1) Despite the DPP Act ceasing to apply to certain acts, omissions or proceedings in connection with a CSL body because the CSL body stops being an authority of the Commonwealth for the purposes of that Act, that Act continues on and after the sale day to apply in relation to: 10

(a) acts or omissions that occurred before the sale day; and

(b) the taking of civil remedies connected with or arising out of a prosecution that relates to acts or omissions referred to in paragraph (a).

(2) In this section: 15

"DPP Act" means the *Director of Public Prosecutions Act 1983*.

Saving—*Judiciary Act 1903*

44.(1) Despite section 46 of this Act, section 55E of the *Judiciary Act 1903* continues to apply in relation to:

(a) any proceedings to which CSL is a party that were started before the 20 commencement of this section; and

(b) any matter that an authorised person, by signed writing, certifies is a matter in relation to which CSL gave written instructions before the commencement of this section to the Australian Government Solicitor; and 25

(c) any matter that an authorised person, by signed writing, certifies is a matter involving a claim against CSL in respect of which the Commonwealth has agreed to indemnify CSL;

as if CSL were a body established by an Act.

(2) A document purporting to be a certificate under subsection (1) is, 30 unless the contrary is established, to be taken to be such a certificate.

(3) In this section:

"authorised person" means:

(a) the Secretary to the Attorney-General's Department; or

(b) a person holding or performing the duties of a Senior Executive 35 Service office, within the meaning of the *Public Service Act 1922*, in that Department.

Saving—*Proceeds of Crime Act 1987*

45.(1) Despite the amendment of the Proceeds of Crime Regulations by Part 5, section 34C of the *Proceeds of Crime Act 1987* continues to apply in relation to relevant offences that caused financial loss to CSL that were committed before the sale day as if CSL continued to be a GBE.

(2) Unless the contrary intention appears, expressions used in this section that are also used in the *Proceeds of Crime Act 1987* have the same respective meanings as in that Act.

PART 7—OTHER PROVISIONS RELATING TO THE SALE OF CSL

CSL not to be established by or under an Act or established by the Commonwealth

46.(1) On and after the sale day, CSL is not taken for the purposes of a law to be:

(a) established by or under an Act; or

(b) established by the Commonwealth;

unless a law expressly provides otherwise.

(2) To avoid doubt, it is declared that subsection (1) does not affect the operation of the *Commonwealth Serum Laboratories Act 1961* or any other law before the commencement of this section.

(3) In subsections (1) and (2):

"law" means:

(a) an Act of the Commonwealth or of a State or Territory; and

(b) regulations or other instrument made under such an Act.

Exemption from State and Territory taxes and fees

47.(1) No tax is payable under a law of a State or a Territory in respect of:

(a) an exempt matter; or

(b) anything done (including a transaction entered into or an instrument or document made, executed, lodged or given) because of, or for a purpose connected with or arising out of, an exempt matter.

(2) An authorised person may in writing certify that:

(a) a specified matter or thing is an exempt matter; or

(b) a specified thing was done (including a transaction entered into, or an instrument or document made, executed, lodged or given) because of, or for a purpose connected with or arising out of, a specified exempt matter.

(3) A certificate under subsection (2) is, in all courts and for all purposes, evidence of the matter stated in the certificate.

(4) In this section:

"authorised person" means:

(a) the Minister; or 5

(b) the Secretary to the Department; or

(c) a person holding or performing the duties of a Senior Executive Service office within the meaning of the *Public Service Act 1922*, being an office in that Department, authorised by the Secretary, in writing, for the purposes of this section; 10

"exempt matter" means:

(a) the transfer of property (whether real or personal) by the Commonwealth to a CSL body on or before the sale day; or

(b) the issue or allotment of shares by a CSL body to the Commonwealth or another person on or before the sale day; or 15

(c) an agreement between the Commonwealth and another person relating to the sale, issue or allotment of shares in a CSL body; or

(d) the transfer of shares in a CSL body by the Commonwealth or a nominee of the Commonwealth to another person; or

(e) the receipt of money (whether before, on or after the sale day) by the 20 Commonwealth, a CSL body or another person acting on behalf of the Commonwealth or a CSL body from persons who are, on or before the sale day, buying or subscribing for shares in CSL; or

(f) the operation of this Act;

"tax" means: 25

(a) stamp duty or any other tax; and

(b) a fee (other than a fee payable under the Corporations Law of a State or a Territory);

but does not include a tax or a fee (other than a fee payable under the Corporations Law) specified in a notice signed by the Minister and published 30 in the *Gazette*.

Regulations connected with the sale of CSL

48.(1) Subsection 48(2) of the *Acts Interpretation Act 1901* does not apply to regulations made under any Act that:

(a) are connected with the sale of CSL; and 35

(b) include a declaration that the Governor-General is satisfied that they are connected with the sale of CSL; and

(c) are expressed to take effect on the sale day.

(2) Regulations covered by subsection (1) take effect on the sale day.

Cessation of mobility rights

49.(1) If Division 2 or 3 of Part IV of the *Public Service Act 1922* applied to an employee of a CSL body immediately before the sale day, then that Division stops applying to the employee on the sale day.

5 **(2)** If Division 4 of Part IV of the *Public Service Act 1922* applied to an employee of a CSL body immediately before the sale day, then:

(a) the *Officers' Rights Declaration Act 1928*; and

(b) Division 4 of Part IV of the *Public Service Act 1922*;

stop applying to the employee on the sale day.

10 Refund of contribution paid under the *Occupational Health and Safety (Commonwealth Employment) Act 1991*

50.(1) If a CSL body has paid a contribution to the cost of the administration of the *Occupational Health and Safety (Commonwealth Employment) Act 1991* under section 67H of that Act in respect of the
15 financial year in which the sale day occurs, then the CSL body is entitled to be paid the amount worked out using the following formula:

$$\textbf{Contribution} \times \frac{\textbf{No. of refund days}}{365}$$

where:

"Contribution" means the contribution paid by the CSL body in respect of
20 that financial year;

"No. of refund days" means the total number of days in the period beginning on the sale day and ending on the last day of the financial year in which the sale day occurs.

(2) An amount to which a CSL body is entitled under subsection (1)
25 must be paid out of the Consolidated Revenue Fund, which is appropriated accordingly.

CSL body not to be eligible or relevant body for the purposes of the *Superannuation Benefits (Supervisory Mechanisms) Act 1990*

51.(1) A notice published in the *Gazette* before the sale day that declares
30 a CSL body to be an eligible body for the purposes of the Supervisory Mechanisms Act is to have effect on and after the sale day as if it did not contain a reference to the CSL body.

(2) A notice published in the *Gazette* before the sale day that declares a CSL body to be a relevant body for the purposes of the Supervisory
35 Mechanisms Act is to have effect on and after the sale day as if it did not contain a reference to the CSL body.

(3) Neither subsection (1) nor (2) prevents the declaration as affected by that subsection being amended or revoked by the Minister.

(4) In subsection (3):

"**Minister**" has the same meaning as in the Supervisory Mechanisms Act.

Ending CSL's liability under the *Commonwealth Borrowing Levy Act 1987*

52.(1) Subject to subsection (2), CSL is not liable on or after the sale day to pay an amount of levy imposed by the *Commonwealth Borrowing Levy Act 1987* on a borrowing undertaken before the sale day. 5

(2) Subsection (1) does not apply in relation to an amount of levy that was paid or payable before the sale day.

Amendments of other Acts 10

53. The Acts specified in Schedule 2 are amended as set out in that Schedule.

SCHEDULE 1

Section 8

OTHER AMENDMENTS OF THE COMMONWEALTH SERUM LABORATORIES ACT 1961

Section 3 (definitions of "group company", "operate", "protected body", "protected business name", "protected company name", "protected name", "protection time" and "registered"):

Omit.

Section 4:

Repeal.

Subsection 16(1):

Omit.

Part 4:

Repeal.

Sections 30, 39 and 40:

Repeal.

Subsection 42(2):

Omit.

SCHEDULE 2

Section 53

AMENDMENTS OF OTHER ACTS

Administrative Decisions (Judicial Review) Act 1977

Schedule 1:

Add at the end:

": (u) decisions of CSL Limited or a company that is a subsidiary of that company.".

Commonwealth Borrowing Levy Act 1987

Schedule (item 12):

Omit.

Insurance Act 1973

Subsection 5(2B):

Omit.

National Crime Authority Act 1984

Schedule 2:

Omit "Commonwealth Serum Laboratories Commission".

Occupational Health and Safety (Commonwealth Employment) Act 1991

Schedule:

Omit "Commonwealth Serum Laboratories Commission".

NOTES

1. No. 38, 1961, as amended. For previous amendments, see No. 93, 1966; No. 42, 1970; No. 216, 1973; No. 37, 1976; No. 36, 1978; No. 7, 1980; Nos. 65 and 167, 1985; No. 94, 1986; No. 155, 1988; and No. 77, 1990.

2. Statutory Rules 1957 No. 49, as amended. For previous amendments, see 1967 No. 100; 1968 No. 74; 1969 Nos. 184 and 195; 1970 No. 124; 1972 Nos. 46 and 131; 1973 No. 86; 1974 No. 17; 1976 Nos. 259 and 267; 1977 Nos. 58, 73, 134 and 155; 1978 Nos. 26, 73, 110, 111 and 269; 1979 Nos. 32 and 121; 1980 Nos. 38, 193, 199 and 262; 1981 Nos. 135, 285, 356 and 374; 1982 Nos. 258, 312 and 313; 1983 No. 218; 1984 No. 193; 1985 No. 181; 1986 No. 113; 1987 Nos. 17 and 211; 1988 Nos. 95, 96, 1[illegible]8 and 356; 1989 Nos. 147 and 271; 1990 No. 327; 1991 Nos. 224, 264 and 325; and 1992 Nos. 56, 99 and 138.

   See also Act No. 196 of 1992.

3. Statutory Rules 1982 No. 163, as amended. For previous amendments, see 1983 No. 216; 1984 Nos. 220, 235 and 434; 1985 Nos. 366 and 382; 1987 Nos. 210 and 326; 1988 Nos. 28 and 358; 1989 Nos. 130, 148 and 241; 1990 Nos. 383 and 473; 1991 Nos. 223 and 326; and 1992 Nos. 10, 57 and 137.

4. Statutory Rules 1987 No. 244, as amended. For previous amendments, see 1989 No. 236; and 1991 No. 460.

[*Minister's second reading speech made in—*
House of Representatives on 29 September 1993
Senate on 28 October 1993]

Printed by Authority by the Commonwealth Government Printer (13/93)